

Spirit. Commitment. Challenge.

PROSPERITY
BANCSHARES, INC.

Annual Report 2001

Table of Contents

Prosperity Bancshares, Inc.,[SM] is a registered financial holding company with $1.262 billion in assets. Prosperity Bank,[SM] its primary subsidiary, is a full service bank that provides a broad line of financial products and services to small and medium-sized businesses and consumers through 29 full service banking locations in the Greater Houston Metropolitan Area and fourteen contiguous counties.

PERFORMANCE HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
Net Income	$12,958*	$10,701	$9,431	$7,081	$5,953
Return on Average Assets	1.09%*	1.02%	1.08%	1.01%	1.00%
Return on Average Equity	15.19%*	14.67%	14.53%	14.88%	13.20%

*Excluding Merger Related Expenses ($2.425 million before tax)
Net Income would have been $14,534;
Return on Average Assets would have been 1.22%;
Return on Average Equity would have been 17.04%.

Weighted Average Shares Outstanding (in thousands)

	2001	2000	1999	1998	1997
Basic	8,086	8,032	7,986	6,916	6,578
Diluted	8,249	8,227	8,204	7,115	6,670

Per Share

	2001	2000	1999	1998	1997
Net Income-Diluted	$ 1.57*	$ 1.30	$ 1.15	$ 1.00	$ 0.89
Book Value at Year-End	10.95	9.95	8.63	7.75	6.46
Cash Dividends Per Share	0.39	0.36	0.20	0.20	0.15

*Excluding Merger Related Expenses ($2.425 million before tax)
Net Income-Diluted Per Share would have been $1.76.

Capital Ratios (at year-end)

	2001	2000	1999	1998	1997
Equity to Assets Ratio	7.03%	7.01%	6.72%	7.72%	6.71%
Tier 1 Risk-Based Capital Ratio	18.34	13.80	13.89	15.06	14.15
Total Risk-Based Capital Ratio	19.52	14.93	15.74	16.14	15.12
Leverage Ratio	7.57	6.17	6.17	6.59	6.00

Balance Sheet Data (at year-end)

	2001	2000	1999	1998	1997
Loans	$424,400	$411,203	$366,803	$276,106	$209,013
Securities	752,322	586,952	514,983	455,202	360,496
Deposits	1,123,397	1,033,546	878,589	714,365	593,086
Shareholders' Equity	88,725	80,333	69,025	61,781	43,868
Total Assets	1,262,325	1,146,140	1,027,631	800,158	653,462



$ Millions
NET INCOME
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1997
1998
1999
2000
2001



$
EARNINGS PER SHARE-DILUTED
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
1997
1998
1999
2000
2001



$ Millions
TOTAL SHAREHOLDERS' EQUITY
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001







Dear Fellow Shareholders, Customers, Associates & Friends:

We are pleased to bring you results of another successful year for **Prosperity Bancshares, Inc.**SM both in earnings performance and strategic growth.

In review, the year 2001 presented many challenges throughout the country and was marked with significant economic fluctuation. It was a year that also reflected a united stand in the face of unimaginable disaster. In spite of the unsteady economy and the tragic events of September 11, the spirit of our organization remains strong.

In 2001, we achieved record operating earnings of $14.534 million (excluding merger related expenses) and our assets exceeded $1.25 billion, both of which highlight our commitment to building shareholder value. In addition, we made significant strides in meeting the challenge of realizing our objectives to position our company for continued growth and prosperity.

Significant events of the year include the following:

- We completed our merger with Commercial Bancshares and its subsidiary Heritage Bank in a pooling of interests transaction. As a part of this transaction, all prior year financial data has been restated to include the results of Commercial Bancshares as if we had been one company in all of the periods reported.

- Net operating income for the year 2001 was $14.534 million, an increase of 35.8 percent over our restated 2000 net income of $10.701 million.
- Operating earnings per share increased to $1.76 for 2001, a 35.4 percent increase over our restated 2000 earnings per share of $1.30.
- As a part of the merger, we have increased our presence in the Greater Houston Metropolitan Area and now have 18 of our 29 full service banking centers within the Greater Houston CMSA.
- Our loan quality remains strong as we continue our practice of developing long-term customer relationships and lending within our geographic markets. Non-performing assets of 0.00 percent at year end 2001 compared favorably to 0.16 percent at year end 2000. Net charge-offs for 2001 were 0.06 percent of average loans.

We believe that these accomplishments add undeniable economic value to your investment in **Prosperity Bancshares, Inc.**SM In addition, we believe 2002 will bring fresh opportunities for us to further enhance the value of that investment.

The financial services industry continues to consolidate at a rapid rate. Regional and super-regional banks, which are domiciled in other states, now dominate the Texas banking industry. In the near-term, it is reasonable to expect that customer dislocation will create opportunities for community banks, such as **Prosperity Bank.**SM In the long run, however, we realize that our viability depends on our continued ability to effectively and efficiently provide superior customer service.

We are receptive to opportunities to profitably expand our presence. Our ability to acquire other banks is predicated on numerous factors, which include the expectation of potential sellers as well as the relative valuation of our common stock. We remain committed to building shareholder value; however, any acquisition must quickly contribute to our earnings per share.

Delivering quality financial products and superior services to our customers is what our brand of people-to-people banking is all about. By succeeding in this effort we will also succeed in enhancing the value of our shareholders' investment in **Prosperity Bancshares, Inc.**SM

Thank you for your continued confidence and support.

Ned S. Holmes
Chairman of the Board

David Zalman
President & Chief Executive Officer


NEW LOOK...SAME







Spirit




MATHIS
VISITOR
QTR
DOWN
YDS TO GO
PROSPERITY BANK




TEXAS ORTHOPEDIC HOSPITAL
FONDREN ORTHOPEDIC GROUP L.L.P.



Our Story is Also Your Story.

It is a story of people-to-people banking. Our associates, at all our banking centers, make every effort to consider each customer and handle financial needs on a personal level. Doing business like this benefits all - the customers, the shareholders and the bank itself - and has been the driving force of our growth. Our relationship banking philosophy has helped secure a growing number of personal accounts, business and corporate accounts and bank acquisitions.

"We have received so many compliments from new and existing customers regarding our high level of service."

We just opened a commercial account for a Houston group that was looking to change banks and came to us on a referral. We discussed merchant services and brokerage services. Within a couple of weeks, I received a call from the firm: they would be moving their accounts to Prosperity and that it was a "no contest" situation because of the service he received.

We have received so many compliments from new and existing customers regarding our high level of service. I have found that our banking center has the perfect opportunity to outshine the competition because we can service our customers the way they cannot be serviced at the "Big Banks."

Robin Magouirk
Assistant Vice President / Lobby Manager
Medical Center Banking Center


PROSPERITY BANK
Tanglewood
Woodway
Waugh Drive
Post Oak
San Felipe
River Oaks
Downtown Houston
Post Oak
Westheimer
Westheimer
Medical Center
Bellaire Blvd.
Holcombe
South Main
Bellaire
PROSPERITY BANK

Houston

The Spirit of Prosperity Bancshares, Inc. SM

is best described as sharing the visions, the hopes and the dreams of our customers. It is this spirit of knowing and walking with our customers that gives meaning and purpose to our banking business and best tells our story.



I-45
249
Magnolia
290
Cleveland
Fairfield
Cypress
Houston
Liberty
I-10
I-10
59
610
8
I-45
8
ALT 90
East Bernard
59
6
Clear Lake
6
Needville
Wharton
71
288
Hitchcock
36
35
59
El Campo
West Columbia
Angleton
59
71
35
Sweeny
36
Edna
Bay City
111
Cuero
59
87
Victoria
59
Palacios
87
Goliad
77
Beeville
NAFTA HIGHWAY
59
35
Mathis
77
Corpus Christi
35
N
W
E
S

Success stories are good for everyone. One of the bank's greatest achievements this year has been our merger with Commercial Bancshares, Inc. and its subsidiary, Heritage Bank. This merger and transition brought us 12 additional full service banking centers in the Greater Houston Metropolitan Area and in three counties adjacent to Houston. It also brought us $163 million in loans and $399 million in deposits, while adding prominent urban banking locations allowing us to conduct larger transactions and offer more locations for the convenience of our customers.

With the merger came conservative name and identity changes. The mass removal of old signs and replacement of new signage at all bank locations across the Texas coast reflected our spirit to grow with the times, to change and seek new horizons, and to create and make use of opportunities as we strive to provide a higher level of customer service.

The execution and completion of this merger supported our growth principle and helped us achieve certain economies of scale and savings. The framework for operational efficiency makes it possible to deliver a full range of products and services that bring greater gain to:

Shareholder Value
Customer Benefits
Associate Security
Community Service

The spirit of Prosperity remains strong, undaunted and assertive. It is sparked by the people we serve. We are able to witness our customers building homes, starting new businesses, expanding existing businesses, reaping crops and raising cattle. We see our customers taking advantage of our Trust and Investment Services, our new and successful Royal Checking Account and all the banking products and electronic banking conveniences we offer.

Our goal is to keep a step ahead of the competition as we strive to become a more significant and positive presence in our banking markets. We do this because we are confident we can offer and deliver the best in financial services.



"It wasn't long afterwards that we approved a loan for a new restaurant."

A brief and simple call to a former business acquaintance brought a new and popular restaurant to our area. During our initial conversation, questions were asked and concerns expressed about bringing another eating place to our community. Our bank's quick response and financial direction were key to the new business relationship that was forming. It wasn't long afterwards that we approved a loan for the new restaurant. When I sit down and enjoy a good hearty meal there, I think, "This is good!"

F. Joe Preisler, Jr.
Vice President
East Bernard Banking Center

Our commitment to personal customer service began in 1983, when our company was formed through the acquisition of the former Allied Bank in Edna, Texas. This initial acquisition set a precedent and purpose for other transactions.

Over the years we have been true to our energizing commitment of working with and for our customers and growing our banking centers in a resourceful way. From one bank in 1983, we have grown to 29 full service banking centers. And from less than $50 million in assets, we grew to $1.262 billion in assets. However, the heart and soul of our growth is serving our ever expanding customer base and being true to building shareholder value.

We have increased in size through both acquisitions and internal growth. We have added many experienced and creative associates who join an already established group of dedicated professionals. We have on staff, top-notch and forward-thinking bankers who are well-trained, highly motivated and whose prime interest is making sure that each individual customer is completely satisfied and secure in all their financial matters.



Our commitment and pledge of personal service includes timely and responsive decision making and transactions on the local level. We can do this because each banking center is autonomous and has a local banking center president or manager with roots in the community. Our customers do not need to wait days for a financial determination; there is no call center and no 800 number to discuss personal finances. We take pride in offering friendly and neighborly bankers who know the customers' names - not just their needs. We have found that this kind of personal commitment has built and reinforced the bonds between customers and ourselves.

Prosperity takes seriously our commitment and responsibility to provide a high level of service to our customers. In addition, we make every effort to provide these services in an environment of integrity and value. We are aware that we must earn the respect and confidence of our customers and we are committed to do so.

"Their director was referred to our bank...and enrollment has grown by over 50%."

We have a customer success story that should make all of us proud. Our customer is a local Montessori School and day care facility handling children from 18 months to 3rd grade. The school was located in a strip shopping center and the children's playground was a fenced-off section of the parking lot. The school purchased a nearby tract of land to construct a "real" school building. Unfortunately, their existing bank was unwilling to provide the construction financing they needed. Their director was referred to our bank for help. We were able to make the necessary construction loan, as well as a subsequent expansion loan. Enrollment of the school has grown by over 50%. The school is thriving and with our help, the children have a safer and healthier school environment.

Cheryl Wooldridge
Vice President
River Oaks Banking Center

Prosperity Bancshares℠ welcomes the many challenges in this changing, volatile age. We have met the challenges and remain steadfast while taking advantage of opportunities which lead to new horizons. concerning loans and new products are handled at local banking centers. There is no maze of telephone prompts that must be navigated to speak to someone; our associates are ready to personally assist our customers.

There are two stories from our banking center in Bay City that reflect our customers' appreciation. Each of these customers had different needs. Each experienced the same high quality and level of service that we provide daily for our customers.

One of these customers was a gentleman who was one of 13 children, none of which had ever owned their own home. Through our bank, he was able to obtain a loan and proudly purchased a home. When the day of closing arrived, he and his family came dressed in their Sunday best and captured the memorable day with their camera. This was a big event in their lives. It was a big event in our lives, too. It's rewarding to know we had a part to play in making their dreams a reality.

"It's rewarding to know we had a part to play in making their dreams a reality."

The other story is about a businessman who was referred to us by a local realtor. This customer needed financing for his weekend beach home. A strong business relationship was built as we worked out the details of the transaction.

He was very impressed by our bank and the personal service we gave him and wanted to know if we had a location close to his Houston office. Unfortunately, we did not. However, this did not keep him from banking with us. He opened his business checking with us in Bay City and mails his deposits to us or drives to the closest location in Houston. He now has sold his business and is looking to us for his investment needs.

Tami Savage
Vice President - Bay City Banking Center

One of the most evolving and dramatic challenges is the world of technology which is continually transforming the financial industry. Prosperity has capitalized on new possibilities of service.

Our Internet product, Prosperity Net Bank, has been extremely successful. With the ease of a few electronic buttons our customers have (from the convenience of home, office, car, jet or just about any place) secure access to current account information and functions via Internet - 24 hours a day, 365 days a year - with state of the art precision that affords new levels of functionality, security and operation.

While we maintain a high level of e-business, we also are very aware that our customers want personal service. And they get personal service. Questions and decisions

What do we consider our greatest challenge? It is to continue to be a forward-thinking and forward-moving company, always keeping in mind that the most important factor in the financial world is the customer that we serve.

It is a personal pledge of **Prosperity Bancshares**℠ to continue our people-to-people banking policy.

It is this spirit of service, our commitment to integrity and the challenge of growth that marks our company as a valued strength in today's financial world.

Spirit. Commitment. Challenge.

PROSPERITY DIRECTORS & OFFICERS



Prosperity Bancshares℠
Executive Officers

Top Row Left to Right: H.E. (Tim) Timanus, Jr., James D. Rollins III, David Hollaway *Seated:* David Zalman

Prosperity Bancshares, Inc.℠

Directors

Ned S. Holmes
Chairman of the Board

Harry Bayne

James A. Bouligny

Charles A. Davis, Jr.

Perry Mueller, Jr.

A. Virgil Pace, Jr.

Tracy T. Rudolph

Charles Slavik

Harrison Stafford II

Robert H. Steelhammer

H. E. (Tim) Timanus, Jr.

David Zalman

Prosperity Bancshares, Inc.℠

Officers

David Zalman
President and Chief Executive Officer

H. E. (Tim) Timanus, Jr.
Executive Vice President and Chief Operating Officer

David Hollaway
Chief Financial Officer

James D. Rollins III
Senior Vice President

Denise Urbanovsky
Secretary

Prosperity Bank℠

Directors

David Zalman
Chairman of the Board

Gerald Clark

Charles A. Davis, Jr.

Errol John Dietze

Jason H. Downie

Ned S. Holmes

Ned S. Holmes, Jr.

Clyde Lacy

Mohammad Ladjevardian

Jack Lord

Perry Mueller, Jr.

Matthew W. Plummer, Jr.

Tracy T. Rudolph

Joseph B. Swinbank

H. E. (Tim) Timanus, Jr.

D. R. (Tom) Uher

Joe Zalman, Jr.

Fred Zeidman

Jim Barta
Advisory Director



Prosperity Bank℠ Executive Committee

Top Row Left to Right: Thomas A. Miller, Chris J. Delaup, H.E. (Tim)Timanus, Jr., Robert L. Benter, David Zalman, Randy D. Hester, Randall Reeves *Seated:* Donald A. Bolton, Jr., James D. Rollins III, David Hollaway

Prosperity Bank℠

Officers
EXECUTIVE MANAGEMENT

David Zalman
Chairman and Chief Executive Officer

H. E. (Tim) Timanus, Jr.
President and Chief Operating Officer

Robert L. Benter
President - Post Oak Banking Center

Donald A. Bolton, Jr.
President - Victoria Banking Center

Chris J. Delaup
President - River Oaks Banking Center

Randy D. Hester
Chief Lending Officer
President - Brazoria County Banking Centers

David Hollaway, CPA
Senior Vice President and Chief Financial Officer

Thomas A. Miller
President - Wharton Banking Center

Randall Reeves
President - Downtown Banking Center

James D. Rollins III
President - Matagorda County Banking Centers

Officers

Chris A. Bagley
President - Waugh Drive Banking Center

Clem W. (Buck) Boettcher
President - East Bernard & Needville Banking Centers

John G. Carlevaro
President - Cypress Banking Center

Glen M. Cason
President - Edna Banking Center

Anne P. Farra
President - Medical Center Banking Center

Edwin Goodman
President - Cuero Banking Center

Mark D. Humphrey
President - Clear Lake & Hitchcock Banking Centers

Mickey L. Lofton
President - Beeville Banking Center

Kenneth Riggs
President - Cleveland Banking Center

Carolyn Roy
President - El Campo Banking Center

Gary P. VanDeventer
President - Liberty Banking Center

A. Schlick Boettcher
Executive Vice President - Trust Department

John M. Rizzo, Sr.
Executive Vice President - Bellaire Banking Center

Joe Carter
Senior Vice President & Trust Officer - Trust Department

Michael Harris
Senior Vice President & Cashier

Richard L. Higgins
Senior Vice President - Bay City Banking Center

J. Don Landry
Senior Vice President - Palacios Banking Center

Phyllis Lapp
Senior Vice President - Cuero Banking Center

Sandra McDonald
Senior Vice President - El Campo Banking Center

Landon McClain
Trust Officer - Trust Department

Day Abel
Vice President - Beeville Banking Center

Karen Alford
Vice President

Josie Amejorado
Vice President - Victoria Banking Center

Lori Andel
Vice President

Linda Bemis
Vice President

Dianne Bowers
Vice President - Palacios Banking Center

Angela Browder
Vice President - Cleveland Banking Center

Bekki Claunch
Vice President - Clear Lake Banking Center

Jason Cox
Vice President - Mathis Banking Center

Ruth Eklund
Vice President - Waugh Drive Banking Center

Peggy Hasdorff
Vice President - Loan Operations

Ronnie Henke
Vice President - East Bernard Banking Center

Janet Hester
Vice President - West Columbia Banking Center

Norma Hillegeist
Vice President - Cypress Banking Center

Theresa Hollaway
Vice President & Senior Operations Officer

Larry Hugonin
Vice President

Shiralyn Jochen
Vice President - Loan Operations

Wanda Johnson
Vice President & Compliance Officer

Marsha Lafour
Vice President - Liberty Banking Center

Beth Lide
Vice President - Medical Center Banking Center

R. E. Linck
Vice President - International Banking

Gaynell Luksa
Vice President - Cleveland Banking Center

John Meharg
Vice President - Goliad Banking Center

Gene Menn
Vice President - Magnolia Banking Center

Elaine Peterson
Vice President - River Oaks Banking Center

Sherri Pike
Vice President - West Columbia Banking Center

F. Joe Preisler, Jr.
Vice President - East Bernard Banking Center

Jana Rachunek
Vice President - Wharton Banking Center

Tami Savage
Vice President - Bay City Banking Center

Denise Urbanovsky
Vice President

Pearl Vega
Vice President - Mathis Banking Center

Cheryl Wooldridge
Vice President - River Oaks Banking Center

Susan Zahn
Vice President - Wharton Banking Center

Edna Arnold
Assistant Vice President - Cleveland Banking Center

Maria (Trini) Arriola
Assistant Vice President - Bellaire Banking Center

Robin Chandler
Assistant Vice President

Judith Chopelas
Assistant Vice President - Mathis Banking Center

Elenor Coursey
Assistant Vice President - River Oaks Banking Center

Sandra Fletcher
Assistant Vice President - Waugh Drive Banking Center

Linda Gordon
Assistant Vice President - Magnolia Banking Center

Shirley Hargrove
Assistant Vice President



Inetha Jackson
Assistant Vice President - Deposit Operations

Linda Jaksch
Assistant Vice President - Wire Transfer Department

Louann Kallina
Assistant Vice President

Mary Karstedt
Assistant Vice President - Sweeny Banking Center

Pamela Keilmann
Assistant Vice President - Beeville Banking Center

Robin Magouirk
Assistant Vice President - Medical Center Banking Center

Louise Mathis
Assistant Vice President - Wharton Banking Center

Denise May
Assistant Vice President - Liberty Banking Center

James Orr, Jr.
Assistant Vice President - Bellaire Banking Center

Susan Rodriguez
Assistant Vice President - Cuero Banking Center

Barbara Rountree
Assistant Vice President - Sweeny Banking Center

Barbara Sager
Assistant Vice President - Clear Lake Banking Center

Jennifer Shaffer
Assistant Vice President - Downtown Banking Center

Debbie Smith
Assistant Vice President - Loan Operations

Dorothy Smith
Assistant Vice President - Needville Banking Center

Shelly Srubar
Assistant Vice President & Accounting Officer

Darlene Vanecek
Assistant Vice President - Mathis Banking Center

Donna Weede
Assistant Vice President - Hitchcock Banking Center

Kay Bowman
Assistant Trust Officer - Trust Department

Natalie Stepan
Assistant Compliance Officer



Lorena Alvarado
Banking Center Officer - Tanglewood Banking Center

Beverly Berryman
Banking Center Officer - River Oaks Banking Center

LaVelle Bingham
Banking Center Officer - Angleton Banking Center

Bridget Calvillo
Banking Center Officer - Edna Banking Center

Kathleen Curtis
Banking Center Officer - Beeville Banking Center

Lisa Danek
Banking Center Officer - Liberty Banking Center

Jeanette Frontz
Banking Center Officer

Patricia Greene
Banking Center Officer - Post Oak Banking Center

Melia Grumbles
Banking Center Officer - Hitchcock Banking Center

Diana Hernandez
Banking Center Officer - Mathis Banking Center

Elizabeth Huss
Banking Center Officer - Post Oak Banking Center

Kathy Keener
Banking Center Officer - Angleton Banking Center

Kim Lankston
Banking Center Officer - Bay City Banking Center

Beverly Mancuso
Banking Center Officer - Angleton Banking Center

Penny Pargmann
Banking Center Officer - Beeville Banking Center

Alma Rodriguez
Banking Center Officer - Bay City Banking Center

Martha Santillan
Banking Center Officer - Tanglewood Banking Center

Brenda Smith
Banking Center Officer - Downtown Banking Center

Aurora Trevino
Banking Center Officer - Post Oak Banking Center

Debbie Baacke
Assistant Cashier - Goliad Banking Center

Loretta Bochat
Assistant Cashier - Goliad Banking Center

Rosemary Gutierrez
Assistant Cashier - El Campo Banking Center

Patti Hough
Assistant Cashier - East Bernard Banking Center

Belinda (Bo) Hundl
Assistant Cashier - East Bernard Banking Center

Dorothy Johnson
Assistant Cashier - Beeville Banking Center

Barbara Michalec
Assistant Cashier - East Bernard Banking Center

Alegandro (Alex) Moreno, Jr.
Assistant Cashier - Waugh Drive Banking Center

Gracie Ilene Morgan
Assistant Cashier - Beeville Banking Center

Mary Neilsen
Assistant Cashier - Edna Banking Center

Mary Ann Shelton
Assistant Cashier - East Bernard Banking Center

Anita Swain
Assistant Cashier - West Columbia Banking Center



2001 ASSOCIATE OF THE YEAR

Tami Savage
Vice President - Bay City Banking Center

This honor is given to the associate who shows dedication to customer needs while maintaining personal and banking center goals.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2001
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-25051

PROSPERITY BANCSHARES, INC. SM

(Exact name of registrant as specified in its charter)

TEXAS (State or other jurisdiction of incorporation or organization)	**74-2331986** (I.R.S. Employer Identification No.)
4295 SAN FELIPE **HOUSTON, TEXAS** (Address of principal executive offices)	**77027** (Zip Code)

Registrant's Telephone Number, Including Area Code: (713) 693-9300

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value
$1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. [ ]

As of February 13, 2002, the number of outstanding shares of Common Stock was 8,110,035. As of such date, the aggregate market value of the shares of Common Stock held by non-affiliates, based on the closing price of the Common Stock on the Nasdaq National Market System on such date, was approximately $154,769,165.

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement relating to the 2002 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2001, are incorporated by reference into Part III, Items 10-13 of this Form 10-K.

PROSPERITY BANCSHARES, INC.℠
2001 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Special Cautionary Notice Regarding Forward-Looking Statements

Statements and financial discussion and analysis contained in the Annual Report on Form 10-K that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company's control. The Company's actual results may differ materially from what is expressed in any forward-looking statement. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

- changes in interest rates and market prices, which could reduce the Company's net interest margins, asset valuations and expense expectations;
- changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio;
- changes in local economic and business conditions which adversely affect the Company's customers and their ability to transact profitable business with the company, including the ability of the Company's borrowers to repay their loans according to their terms or a change in the value of the related collateral;
- increased competition for deposits and loans adversely affecting rates and terms;
- the timing, impact and other uncertainties of future acquisitions, including the Company's ability to identify suitable future acquisition candidates, the success or failure in the integration of their operations, and the ability to enter new markets successfully and capitalize on growth opportunities;
- increased credit risk in the Company's assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of the total loan portfolio;
- the failure of assumptions underlying the establishment of and provisions made to the allowance for credit losses;
- changes in the availability of funds resulting in increased costs or reduced liquidity;
- increased asset levels and changes in the composition of assets and the resulting impact on the Company's capital levels and regulatory capital ratios;
- the Company's ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes;
- the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels; and
- changes in statutes and government regulations or their interpretations applicable to bank holding companies and the Company's present and future banking and other subsidiaries, including changes in tax requirements and tax rates.

The Company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless the securities laws require the Company to do so.

ITEM 1. BUSINESS

General

The Company was formed in 1983 as a vehicle to acquire the former Allied Bank in Edna, Texas which was chartered in 1949. The Company is a registered financial holding company that derives substantially all of its revenues and income from the operation of Prosperity Bank^{SM} (the "Bank"). The Bank, which changed its name from First Prosperity Bank^{SM} on May 1, 2001, is a full-service bank that provides a broad line of financial products and services to small and medium-sized businesses and consumers through 29 full-service banking locations. The Company's headquarters are located at 4295 San Felipe in Houston, Texas and its telephone number is (713) 693-9300.

The Company's market consists of the communities served by its eighteen locations in the Greater Houston CMSA and an additional eleven locations in eight contiguous counties located to the south and southwest of Houston. The Greater Houston CMSA includes Brazoria, Fort Bend, Galveston, Harris, Liberty, and Montgomery counties. Texas Highway 59 (scheduled to become Interstate Highway 69), which serves as the primary "NAFTA Highway" linking the interior United States and Mexico, runs directly through the center of the Company's market area. The increased traffic along this NAFTA Highway has enhanced economic activity in the Company's market area and created opportunities for growth. The diverse nature of the economies in each local market served by the Company provides the Company with a varied customer base and allows the Company to spread its lending risk throughout a number of different industries including farming, ranching, petrochemicals, manufacturing, tourism, recreation and professional service firms and their principals. The Company's market areas outside of Houston are dominated by either small community banks or branches of large regional banks. Management believes that the Company, as one of the few mid-sized financial institutions that combines responsive community banking with the sophistication of a regional bank holding company, has a competitive advantage in its market area and excellent growth opportunities through acquisitions, new branch locations and additional business development.

Operating under a community banking philosophy, the Company seeks to develop broad customer relationships based on service and convenience while maintaining its conservative approach to lending and strong asset quality. The Company has grown through a combination of internal growth, the acquisition of community banks, branches of banks and the opening of new banking centers. Utilizing a low cost of funds and employing stringent cost controls, the Company has been profitable in every full year of its existence, including the period of adverse economic conditions in Texas in the late 1980s. From 1988 to 1992, as a sound and profitable institution, the Company took advantage of this economic downturn and acquired the deposits and certain assets of failed banks in West Columbia, El Campo and Cuero, Texas and two failed banks in Houston, which diversified the Company's franchise and increased its core deposits. The Company opened a full-service Banking Center in Victoria, Texas in 1993 and the following year established a Banking Center in Bay City, Texas. The Company expanded its Bay City presence in 1996 with the acquisition of an additional branch location from Norwest Bank Texas, and in 1997, the Company acquired the Angleton, Texas branch of Wells Fargo Bank. In 1998, the Company enhanced its West Columbia Banking Center with the purchase of a commercial bank branch located in West Columbia and acquired Union State Bank in East Bernard, Texas.

Recent Mergers and Acquisitions

In 1999, the Company acquired South Texas Bancshares, Inc. and its wholly owned subsidiary, The Commercial National Bank of Beeville, with locations in Beeville, Mathis and Goliad, Texas (the "South Texas Acquisition"). The Company acquired trust powers in connection with the South Texas Acquisition. Additionally, effective September 15, 2000, the Company purchased certain assets and assumed certain liabilities of five branches of Compass Bank located in El Campo, Hitchcock, Needville, Palacios and Sweeny, Texas (the "Compass Acquisition"). With the exception of the El Campo location, the former Compass branches are being operated as full-service Banking Centers. The El Campo location has been combined with the Company's El Campo Banking Center.

On February 23, 2001, the Company completed a merger with Commercial Bancshares, Inc., a Texas corporation ("Commercial"), whereby Commercial was merged with and into the Company (the "Commercial Merger"). In connection with the Commercial Merger, Heritage Bank, Commercial's wholly owned subsidiary, was merged with and into the Bank. Similar to its previous acquisitions, this merger has enabled the Company to achieve certain economies of scale and savings from the operation of the newly acquired banking offices as additional Banking Centers. Heritage Bank had 12 full-service banking locations in the Houston metropolitan area and in three adjacent counties, including Houston-Bellaire, Cleveland, Cypress, Fairfield, Houston-Downtown, Houston-Medical Center, Houston-River Oaks, Houston-Tanglewood, Houston-Waugh Drive, Liberty, Magnolia and Wharton. The transaction was accounted for as a pooling of interests and therefore the historical financial data of the Company has been restated to include the accounts and operations of Commercial for all periods prior to the effective time of the Commercial Merger.

On February 22, 2002, the Company entered into a definitive agreement with American Bancorp of Oklahoma, Inc. to acquire one of its subsidiary banks, Texas Guaranty Bank, N.A., headquartered in Houston, Texas for $11.8 million in cash. Following the acquisition, Texas Guaranty Bank will be merged into Prosperity Bank. The Company will not complete the acquisition unless customary closing conditions are satisfied or waived, including receipt of the necessary regulatory approvals and consents from applicable regulatory agencies including the Federal Reserve Board, the Texas Banking Department and the Federal Deposit Insurance Corporation. Texas Guaranty Bank operates three banking offices in the western portion of the greater Houston metropolitan area. As of December 31, 2001, Texas Guaranty Bank had total assets of $82.2 million, total loans of $59.7 million, total deposits of $62.9 million and shareholders' equity of $9.4 million.

Officers and Associates

The Company's directors and officers are important to the Company's success and play a key role in the Company's business development efforts by actively participating in a number of civic and public service activities in the communities served by the

Company, such as the Rotary Club, Lion's Club, Pilot Club, United Way and Chamber of Commerce. In addition, the Company's Banking Centers in Bay City, Clear Lake, Cleveland, East Bernard, Medical Center, Post Oak, River Oaks and Wharton maintain Community Development Boards, whose function is to solicit new business, develop customer relations and provide valuable community knowledge to their respective Banking Center Presidents.

The Company has invested heavily in its officers and associates by recruiting talented officers in its market areas and providing them with economic incentive in the form of stock options and bonuses based on cross-selling performance. The senior management team has substantial experience in both the Houston markets and the surrounding communities in which the Company has a presence. Each Banking Center location is administered by a local President or Manager with knowledge of the community and lending expertise in the specific industries found in the community. The Company entrusts its Banking Center Presidents and Managers with authority and flexibility within general parameters with respect to product pricing and decision making in order to avoid the bureaucratic structure of larger banks. The Company operates each Banking Center as a separate profit center, maintaining separate data with respect to each Banking Center's net interest income, efficiency ratio, deposit growth, loan growth and overall profitability. Banking Center Presidents and Managers are accountable for performance in these areas and compensated accordingly. Each Banking Center has its own local telephone number, which enables a customer to be served by a local banker.

As of December 31, 2001, the Company and the Bank had 312 full-time equivalent associates, 123 of whom were officers of the Bank. The Company provides medical and hospitalization insurance to its full-time associates. The Company considers its relations with associates to be excellent. Neither the Company nor the Bank is a party to any collective bargaining agreement.

Bank Activities

The Company offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium-sized businesses. The Company tailors its products to the specific needs of customers in a given market. At December 31, 2001, the Company maintained approximately 74,000 separate deposit accounts and 9,500 separate loan accounts and approximately 16.8% of the Company's total deposits were noninterest-bearing demand deposits. For the period ended December 31, 2001, the Company's average cost of funds was 3.32%.

The Company has been an active mortgage lender, with 1-4 family residential and commercial mortgage loans comprising 59.8% of the Company's total loans as of December 31, 2001. The Company also offers loans for automobiles and other consumer durables, home equity loans, debit cards, personal computer banking and other cash management services and telebanking. By offering certificates of deposit, NOW accounts, savings accounts and overdraft protection at competitive rates, the Company gives its depositors a full range of traditional deposit products. The Company has successfully introduced the Royal account, which for a monthly fee provides consumers with a package of benefits including unlimited free checking, personalized checks, credit card protection, free travelers checks, cashier's checks, money orders and certain travel discounts.

The businesses targeted by the Company in its lending efforts are primarily those that require loans in the $100,000 to $4.0 million range. The Company offers these businesses a broad array of loan products including term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner-occupied commercial real estate loans. For its business customers, the Company has developed a specialized checking product called Small Business Checking which provides discounted fees for checking and normal account analysis.

Business Strategies

The Company's main objective is to increase deposits and loans through additional expansion opportunities while maintaining efficiency, individualized customer service and maximizing profitability. To achieve this objective, the Company has employed the following strategic goals:

Continue Community Banking Emphasis. The Company intends to continue operating as a community banking organization focused on meeting the specific needs of consumers and small and medium-sized businesses in its market areas. The Company will continue to provide a high degree of responsiveness combined with a wide variety of banking products and services. The Company staffs its Banking Centers with experienced bankers with lending expertise in the specific industries found in the community, giving them authority to make certain pricing and credit decisions, thereby attempting to avoid the bureaucratic structure of larger banks.

Increase Loan Volume and Diversify Loan Portfolio. Historically, the Company has elected to sacrifice some earnings for the historically lower credit losses associated with home mortgage loans. While maintaining its conservative approach to lending, the Company plans to emphasize both new and existing loan products, focusing on growing its home equity, commercial mortgage and commercial loan portfolios. The Company successfully introduced home equity lending in 1998. The balance of home equity loans was $20.5 million at December 31, 2001 and $16.8 million at December 31, 2000. During the three-year period from December 31, 1999 to December 31, 2001, the Company grew its commercial and industrial loans from $42.0 million to $47.0 million, or 11.9% and its commercial mortgages from $64.7 million to $78.4 million, or 21.2%. In addition, the Company targets professional service firms such as legal and medical practices for both loans secured by owner-occupied premises and personal loans to their principals.

Continue Strict Focus on Efficiency. The Company plans to maintain its stringent cost control practices and policies. The Company has invested significantly in the infrastructure required to centralize many of its critical operations, such as data processing and loan application processing. For its Banking Centers, which the Company operates as independent profit centers, the Company supplies complete support in the areas of loan review, internal audit, compliance and training. The Company maintains a Products Committee which provides support in the areas of product development, marketing and pricing. Management believes that this centralized infrastructure can accommodate substantial additional growth while enabling the Company to minimize operational costs through certain economies of scale.

Enhance Cross-Selling. The Company recognizes that its customer base provides significant opportunities to cross-sell various products and it seeks to develop broader customer relationships by identifying cross-selling opportunities. The Company uses incentives and friendly competition to encourage cross-selling efforts and increase cross-selling results. Officers and associates have access to each customer's existing and related account relationships and are better able to inform customers of additional products when customers visit or call the various Banking Centers or use their drive-in facilities. In addition, the Company includes product information in monthly statements and other mailings.

Expand Market Share Through Internal Growth and a Disciplined Acquisition Strategy. The Company intends to continue seeking opportunities, both inside and outside its existing markets, to expand either by acquiring existing banks or branches of banks or by establishing new branches. All of the Company's acquisitions have been accretive to earnings immediately and have supplied the Company with relatively low-cost deposits which have been used to fund the Company's lending activities. Factors used by the Company to evaluate expansion opportunities include the similarity in management and operating philosophies, whether the acquisition will be accretive to earnings and enhance shareholder value, the ability to achieve economies of scale to improve the efficiency ratio and the opportunity to enhance the Company's image and market presence.

Maintain Strong Asset Quality. The Company intends to maintain the strong asset quality that has been representative of its historical loan portfolio. As the Company diversifies and increases its lending activities, it may face higher risks of nonpayment and increased risks in the event of economic downturns. The Company intends, however, to continue to employ the strict underwriting guidelines and comprehensive loan review process that have contributed to its low incidence of nonperforming assets and its minimal charge-offs.

Competition

The banking business is highly competitive, and the profitability of the Company depends principally on its ability to compete in its market areas. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other nonfinancial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and responsive decision-making with respect to loans; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. Under the Gramm-Leach-Bliley Act, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which the Company and its subsidiaries conduct business.

Supervision and Regulation

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. The Company believes that it is in compliance in all material respects with these laws and regulations.

The Company

The Company is a financial holding company registered under the Gramm-Leach-Bliley Act and a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). Accordingly, the Company is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissable Activities. Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve Board determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. In approving acquisitions or the addition of activities, the Federal Reserve considers whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources decreased or unfair competition, conflicts of interest or unsound banking practices.

However, the Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

Under the Gramm-Leach-Bliley Act, a bank holding company may become a financial holding company by filing a declaration with the Federal Reserve Board if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act of 1977 ("CRA"). The Company received approval to become a financial holding company on April 18, 2000.

While the Federal Reserve Board will serve as the "umbrella" regulator for financial holding companies and has the power to examine banking organizations engaged in new activities, regulation and supervision of activities which are financial in nature or determined to be incidental to such financial activities will be handled along functional lines. Accordingly, activities of subsidiaries of a financial holding company will be regulated by the agency or authorities with the most experience regulating that activity as it is conducted in a financial holding company.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of December 31, 2001, the Company's ratio of Tier 1 capital to total risk-weighted assets was 18.34% and its ratio of total capital to total risk-weighted assets was 19.52%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital Resources."

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are be required to maintain a leverage ratio of 4.0%. As of December 31, 2001, the Company's leverage ratio was 7.57%.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

The Bank

The Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF"). The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subject the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal Reserve Board regulates the bank holding company parent of the Bank, the Federal Reserve Board also has supervisory authority which directly affects the Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment and annuity issuance. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

Although the powers of state chartered banks are not specifically addressed in the Gramm-Leach-Bliley Act, Texas-chartered banks such as the Bank, will have the same if not greater powers as national banks through the parity provision contained in the Texas Constitution.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Transactions with Affiliates and Insiders. Transactions between the Bank and its nonbanking subsidiaries, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend. Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

Examinations. The FDIC periodically examines and evaluates insured banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for the Bank as for the Company. As of December 31, 2001, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 15.72% and its ratio of total capital to total risk-weighted assets was 16.90%. See "Management's Discussion and Analysis of Financial Condition and Result of Operation of the Company - Financial Condition - Capital Resources."

The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The Texas Banking Department has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0% . As of December 31, 2001, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 6.50%. See "Management's Discussion and Analysis of Financial Condition and Result of Operation of the Company - Financial Condition - Capital Resources."

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. The Bank is classified as "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.27% of deposits.

The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to re-capitalizing the Savings Association Insurance Fund ("SAIF") and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF-rate was required to equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds merged, whichever occurred first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, for the fourth quarter 2001, both the BIF and SAIF rates were .0184% of deposits.

Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act also imposed new requirements on financial institutions with respect to customer privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Gramm-Leach-Bliley Act.

Instability and Regulatory Structure

Various legislation, such as the Gramm-Leach-Bliley Act which expanded the powers of banking institutions and bank holding companies, and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that the Gramm-Leach-Bliley Act will have, or the effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have, upon the financial condition or results of operations of the Company or its subsidiaries.

Expanding Enforcement Authority

One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

ITEM 2. PROPERTIES

The Company conducts business at 29 full-service banking locations. The Company's headquarters are located at 4295 San Felipe, Houston, Texas. The Company owns all of the buildings in which its Banking Centers are located other than the Bellaire, Cypress, Downtown, Fairfield, Medical Center, Needville, Post Oak, River Oaks, and Waugh Banking Centers. The lease terms of these Banking Centers expire in October 2007, March 2002, October 2002, December 2002, December 2004, December 2002, July 2002, December 2004, and February 2011, respectively. The expiration dates do not include the renewal option periods which may be available. The following table sets forth specific information on each such location:

Location	Address	Deposits at December 31, 2001 (Dollars in thousands)
Angleton	116 South Velasco Angleton, TX 77516	$ 31,385
Bay City	1600 Seventh St. Bay City, TX 77404	$ 48,568
Beeville (1)	100 South Washington Beeville, TX 78102	$ 74,764
Bellaire	6800 West Loop South Suite 100 Bellaire, TX 77401	$ 26,680
Clear Lake	100 West Medical Center Blvd. Webster, TX 77598	$ 57,706
Cleveland	104 West Crockett Cleveland, TX 77237	$ 76,272
Cuero	106 North Esplanade Cuero, TX 77954	$ 25,500
Cypress (2)	26130 Hempstead Highway Cypress, TX 77429	$ 33,222
Downtown	777 Walker, Suite L140 Houston, TX 77002	$ 7,847
East Bernard	700 Church St. East Bernard, TX 77435	$ 61,921
Edna	102 North Wells Edna, TX 77962	$ 46,438
El Campo	1301 North Mechanic El Campo, TX 77437	$ 80,750
Fairfield	15050 Fairfield Village Square Dr. Cypress, TX 77429	$ 6,180

Goliad	145 North Jefferson Goliad, TX 77963	$ 11,911
Hitchcock	8300 Highway 6 Hitchcock, TX 77563	$ 13,513
Liberty	520 Main St. Liberty, TX 77575	$ 55,523
Magnolia	18935 FM 1488 Magnolia, TX 77355	$ 30,763
Mathis	103 North Highway 359 Mathis, TX 78368	$ 27,983
Medical Center	7505 South Main St., Suite 100 Houston, TX 77030	$ 18,548
Needville	8914 North Main St. Needville, TX 77461	$ 14,815
Palacios	600 Henderson Palacios, TX 77465	$ 25,522
Post Oak	3040 Post Oak Blvd. Suite 150 Houston, TX 77056	$ 56,423
River Oaks	4295 San Felipe Houston, TX 77027	$104,395
Sweeny	206 North McKinney Sweeny, TX 77480	$ 12,678
Tanglewood	5707 Woodway Houston, TX 77057	$ 5,113
Victoria	2702 North Navarro Victoria, TX 77903	$ 31,011
West Columbia	510 East Brazos West Columbia, TX 77486	$ 47,398
Waugh	55 Waugh Drive Houston, TX 77019	$ 18,635
Wharton	143 West Burleson Wharton, TX 77488	$ 71,933

---

(1) The Beeville Banking Center consists of the main office located at 100 South Washington and a drive-thru facility located approximately one-half mile from the main office.

(2) The Company currently leases the building in which its Cypress Banking Center is located, however, it is constructing a new facility located at 25820 Northwest Freeway, Cypress, TX 77429. The Company anticipates that the Cypress Banking Center will relocate to the new building during March or April 2002.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor the Bank is currently a party to any material legal proceeding.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2001.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock began trading on November 12, 1998 and is listed on the Nasdaq National Market System ("Nasdaq NMS") under the symbol "PRSP". Prior to that date, the Common Stock was privately held and not listed on any public exchange or actively traded. The Company had a total of 8,105,435 shares outstanding at December 31, 2001. As of December 31, 2001, there were 449 shareholders of record. The number of beneficial owners is unknown to the Company at this time.

The following table presents the high and low sales prices for the Common Stock reported on the Nasdaq NMS during the two years ended December 31, 2001:

2001	High	Low
Fourth Quarter	$27.740	$23.860
Third Quarter	27.870	21.500
Second Quarter	25.220	17.500
First Quarter	22.625	18.750

2000	High	Low
Fourth Quarter	$20.000	$17.125
Third Quarter	18.875	16.125
Second Quarter	16.875	13.938
First Quarter	16.689	12.875

Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company has declared dividends on its Common Stock since 1994, and paid quarterly dividends aggregating $0.39 per share in 2001 and $0.36 per share in 2000, there is no assurance that the Company will continue to pay dividends in the future.

The principal source of cash revenues to the Company is dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Under federal law, the Bank cannot pay a dividend if it will cause the Bank to be "undercapitalized." The Bank is also subject to risk-based capital rules that restrict its ability to pay dividends. The risk-based capital rules set a specific schedule for achieving minimum capital levels in relation to risk-weighted assets. Regulatory authorities can impose stricter limitations on the ability of the Bank to pay dividends if the they consider the payment to be an unsafe or unsound practice.

The cash dividends paid per share by quarter for the Company's last two fiscal years were as follows:

	2001	2000
Fourth quarter	$0.10	$0.09
Third quarter	0.10	0.09
Second quarter	0.10	0.09
First quarter	0.09	0.09

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 2001 are derived from and should be read in conjunction with the Company's consolidated financial statements and the notes thereto and the information contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 and the report thereon of Deloitte & Touche LLP are included elsewhere in this document. The historical financial data of the Company has been restated to include the accounts and operations of Commercial Bancshares, Inc. for all periods prior to February 23, 2001.

	As of and for the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 76,520	$ 70,079	$ 56,458	$ 46,026	$ 39,197
Interest expense	35,785	35,564	26,189	21,923	18,434
Net interest income	40,735	34,515	30,269	24,103	20,763
Provision for credit losses	700	275	420	264	720
Net interest income after provision for credit losses	40,035	34,240	29,849	23,839	20,043
Noninterest income	8,590	7,760	6,151	4,808	4,758
Noninterest expense	30,295 (1)	26,767	21,822	17,989	16,037
Income before taxes	18,330 (1)	15,233	14,178	10,658	8,764
Provision for income taxes	5,372 (1)	4,532	4,747	3,577	2,811
Net income	$ 12,958 (1)	$ 10,701	$ 9,431	$ 7,081	$ 5,953
Per Share Data(2):					
Basic earnings per share	$ 1.60(3)	$ 1.33	$ 1.18	$ 1.02	$ 0.90
Diluted earnings per share	1.57(3)	1.30	1.15	1.00	0.89
Book value per share	10.95	9.95	8.63	7.75	6.46
Cash dividends declared	0.39	0.36	0.20	0.20	0.15
Dividend payout ratio	24.39%	25.75%	19.10%	33.82%	35.24%
Weighted average shares outstanding (basic) (in thousands)	8,086	8,032	7,986	6,916	6,578
Weighted average shares outstanding (diluted) (in thousands)	8,249	8,227	8,204	7,115	6,670
Shares outstanding at end of period (in thousands)	8,105	8,072	7,995	7,973	6,790
Balance Sheet Data (at period end):					
Total assets	$1,262,325	$1,146,140	$1,027,631	$ 800,158	$ 653,462
Securities	752,322	586,952	514,983	455,202	360,496
Loans	424,400	411,203	366,803	276,106	209,013
Allowance for credit losses	5,985	5,523	5,031	3,682	2,567
Total deposits	1,123,397	1,033,546	878,589	714,365	593,086
Borrowings and notes payable	18,080	13,931	53,119	17,508	10,823
Total shareholders' equity	88,725	80,333	69,025	61,781	43,868
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts (4)	27,000	12,000	12,000	--	--
Average Balance Sheet Data:					
Total assets	$1,191,190	$1,045,882	$ 875,781	$ 700,410	$ 596,625
Securities	666,241	550,431	465,788	392,026	329,484
Loans	419,553	383,054	319,178	238,855	197,423
Allowance for credit losses	5,586	5,245	4,272	2,994	1,984
Total deposits	1,061,195	920,526	767,879	628,557	540,488
Total shareholders' equity	85,319	72,952	64,911	47,574	45,098
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts (4)	18,875	12,000	1,500	--	--

(Table continued on next page)

	As of and for the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Performance Ratios:					
Return on average assets	1.09%[5]	1.02%	1.08%	1.01 %	1.00%
Return on average equity	15.19[5]	14.67	14.53	14.88	13.20
Net interest margin (tax-equivalent) (6)	3.86	3.69	3.77	3.75	3.87
Efficiency ratio(7)	60.14[5]	62.29	59.29	61.72	62.31
Asset Quality Ratios(8):					
Nonperforming assets to total loans and other real estate	0.00%	0.32%	0.34%	0.14%	0.93%
Net loan charge-offs (recoveries) to average loans	0.06	(0.04)	(0.11)	(0.08)	0.06
Allowance for credit losses to total loans	1.41	1.34	1.37	1.33	1.23
Allowance for credit losses to nonperforming loans(9)	n/m[10]	700.89	657.65	941.69	132.39
Capital Ratios(8):					
Leverage ratio	7.57%	6.17%	6.17%	6.59%	6.00%
Average shareholders' equity to average total assets	7.16	6.98	7.41	6.79	7.56
Tier 1 risk-based capital ratio	18.34	13.80	13.89	15.06	14.15
Total risk-based capital ratio	19.52	14.93	15.74	16.14	15.12

(1) Certain income statement data for the year ended December 31, 2001 includes the merger-related expenses of $2.4 million. If these merger-related expenses were excluded, the income statement data would have been as follows:

Noninterest expense	$ 27,870
Income before income taxes	20,755
Provision for income taxes	6,221
Net income	$ 14,534

(2) Adjusted for a four-for-one stock split effective September 10, 1998.

(3) Earnings per share amounts for the year ended December 31, 2001 include the merger-related expenses of $2.4 million. If these merger-related expenses were excluded, basic earnings per share would have been $1.80 and diluted earnings per share would have been $1.76.

(4) Consists of $12.0 million of trust preferred securities of Prosperity Capital Trust I due November 12, 2029 and $15.0 million of trust preferred securities of Prosperity Statutory Trust II due July 31, 2031.

(5) Selected performance ratios for the year ended December 31, 2001 include the merger-related expenses of $2.4 million. If these merger-related expenses were excluded, the performance rations would have been as follows:

Return on average assets	1.22 %
Return on average equity	17.04
Efficiency ratio	55.06

(6) Calculated on a tax-equivalent basis using a 35% federal income tax rate for the year ended December 31, 2001 and a 34% federal income tax rate for the years ended December 31, 1997 through December 31, 2000.

(7) Calculated by dividing total noninterest expense, excluding securities losses and credit loss provisions, by net interest income plus noninterest income. The interest expense related to debentures issued by the Company in connection with the issuance by subsidiary trusts of trust preferred securities is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.

(8) At period end, except for net loan charge-offs to average loans and average shareholders' equity to average total assets, which is for periods ended at such dates.

(9) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

(10) Amount not meaningful. Nonperforming assets totaled $1,000 at December 31, 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report on Form 10-K. The Commercial Merger was accounted for as a pooling of interests and therefore the historical financial data of the Company has been restated to include the accounts and operations of Commercial for all periods prior to the effective time of the merger.

For the Years Ended December 31, 2001, 2000 and 1999

Overview

Net income was $13.0 million, $10.7 million and $9.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, and diluted earnings per share were $1.57, $1.30 and $1.15, respectively for these same periods. Earnings growth during both 2000 and 2001 resulted principally from an increase in loan volume and acquisitions, including the Compass and the South Texas Acquisitions. The Company posted returns on average assets of 1.09%, 1.02% and 1.08% and returns on average equity of 15.19%, 14.67% and 14.53% for the years ended December 31, 2001, 2000 and 1999, respectively. The Company posted returns on average assets excluding amortization of goodwill and related tax expense of 1.18%, 1.12% and 1.15% and returns on average equity excluding amortization of goodwill and related tax expense of 16.55%, 16.08% and 15.52% for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's efficiency ratio was 60.14% in 2001, 62.29% in 2000 and 59.29% in 1999. The Company's efficiency ratio excluding amortization of goodwill was 57.29% in 2001, 59.47% in 2000 and 57.20% in 1999.

Total assets at December 31, 2001, 2000 and 1999 were $1.262 billion, $1.146 billion and $1.028 billion, respectively. Total deposits at December 31, 2001, 2000 and 1999 were $1.123 billion, $1.034 billion, and $878.6 million, respectively, with deposit growth in each period resulting from acquisitions and internal growth. Total loans were $424.4 million at December 31, 2001, an increase of $13.2 million or 3.2% from $411.2 million at the end of 2000. Total loans were $366.8 million at year-end 1999. At December 31, 2001, the Company had $1,000 in nonperforming loans and its allowance for credit losses was $6.0 million. Shareholders' equity was $88.7 million, $80.3 million and $69.0 million at December 31, 2001, 2000 and 1999, respectively.

On February 23, 2001, the Company completed its merger with Commercial Bancshares, Inc. As a result of the Commercial Merger, the Company issued an aggregate of 2,768,610 shares of its Common Stock to the holders of Commercial common stock. In addition, in lieu of issuing shares of Company Common Stock, cash in the amount of $569,625 was paid to a dissenting shareholder in March 2001 and cash in the amount of $97,650 was paid to a dissenting shareholder in May 2001. The options to purchase shares of Commercial common stock which were outstanding at the effective time of the Commercial Merger were converted into options to purchase 13,330 shares of Company Common Stock. In connection with the Commercial Merger, the Company incurred approximately $2.4 million in pretax merger-related expenses and other charges (the "Special Charge"). The transaction was accounted for as a pooling of interests and therefore the historical financial data of the Company has been restated to include the accounts and operations of Commercial for all periods prior to the effective time of the Commercial Merger.

Results of Operations Excluding Merger-Related Expenses

If the Company had not incurred the Special Charge of $2.4 million in connection with the Commercial Merger, net income for the year ended December 31, 2001 would have been $14.5 million ($1.76 per common share on a diluted basis) compared with $10.7 million ($1.30 per common share on a diluted basis) for the year ended December 31, 2000, an increase in net income of $3.8 million, or 35.8%. The Company would have posted a return on average common equity of 17.04%, a return on average assets of 1.22% and an efficiency ratio of 55.06% for the year ended December 31, 2001. The Company would have posted a return on average assets excluding amortization of goodwill and related tax expense of 1.32% and a return on average equity excluding amortization of goodwill and related tax expense of 18.39% for the year ended December 31, 2001. The Company's efficiency ratio excluding amortization of goodwill would have been 52.21% for the year ended December 31, 2001.

Results of Operations

Net Interest Income

The Company's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including securities and loans, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. The Company's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

2001 versus 2000. Net interest income for the year ended December 31, 2001 was $40.7 million compared with $34.5 million for the year ended December 31, 2000, an increase of $6.2 million or 18.0%. The improvement in net interest income for 2001 was principally due to an increase in total average interest-earning assets and a decrease in the rate paid on interest-bearing liabilities that exceeded the decrease in the yield on interest-earning assets by 22 basis points. Average interest-earning assets increased $144.9 million from $971.4 million at December 31 2000 to $1.116 billion at December 31, 2001. Total cost of interest-bearing liabilities decreased 58 basis points from 4.57% at December 31, 2000 to 3.99% at December 31, 2001. Total yield on interest-earning assets decreased 36 basis points from 7.21% at December 31, 2000 to 6.85% at December 31, 2001. The net interest margin on a tax-equivalent basis increased 17 basis points to 3.86% at December 31, 2001 from 3.69% at December 31, 2000.

2000 versus 1999. Net interest income for the year ended December 31, 2000 was $34.5 million compared with $30.3 million for the year ended December 31, 1999, an increase of $4.2 million or 14.0%. The improvement in net interest income for 2000 was mainly due to an increase in total average interest-earning assets and an increase in the yield on earning-assets, partially offset by an increase in the cost of interest-bearing liabilities. Average interest-earning assets increased $156.2 million from $815.2 million at December 31, 1999 to $971.4 million at December 31, 2000. Total cost of interest-bearing liabilities increased 59 basis points from 3.98% at December 31, 1999 to 4.57% at December 31, 2000. Total yield on interest-earning assets increased 28 basis points from 6.93% at December 31, 1999 to 7.21% at December 31, 2000. At December 31, 2000, the net interest margin on a tax-equivalent basis decreased eight basis points to 3.69% from 3.77% at December 31, 1999.

The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made and all average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended December 31,								
	2001			2000			1999		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-earning assets:									
Loans	$ 419,553	$ 34,731	8.28%	$ 383,054	$33,599	8.77 %	$ 319,178	$ 26,710	8.37%
Securities(1)	666,241	40,353	6.06	550,431	33,978	6.17	465,788	28,170	6.05
Federal funds sold and other temporary investments	30,478	1,436	4.71	37,929	2,502	6.60	30,214	1,578	5.22
Total interest-earning assets	1,116,272	76,520	6.85%	971,414	70,079	7.21%	815,180	56,458	6.93%
Less allowance for credit losses	(5,586)			(5,245)			(4,272)		
Total interest-earning assets, net of allowance	1,110,686			966,169			810,908		
Noninterest-earning assets	80,504			79,713			64,873		
Total assets	$1,191,190			$1,045,882			$ 875,781		
Liabilities and shareholders' equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 199,077	$ 4,529	2.27%	$ 185,486	$ 6,346	3.42%	$ 170,338	$ 5,255	3.09%
Savings and money market accounts	252,576	7,978	3.16	220,266	8,628	3.92	190,515	6,486	3.40
Certificates of deposit	428,314	22,273	5.20	339,580	18,577	5.47	260,682	12,346	4.74
Federal funds purchased and other borrowings	17,219	1,005	5.84	32,333	2,013	6.23	36,107	2,102	5.82
Total interest-bearing liabilities	897,186	35,785	3.99%	777,665	35,564	4.57%	657,642	26,189	3.98%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	181,228			175,194			146,344		
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts	18,875			12,000			3,813		
Other liabilities	8,582			8,071			3,071		
Total liabilities	1,105,871			972,930			810,870		
Shareholders' equity	85,319			72,952			64,911		
Total liabilities and shareholders' equity	$1,191,190			$1,045,882			$ 875,781		
Net interest rate spread			2.86 %			2.64%			2.95%
Net interest income and margin(2)		$ 40,735	3.65%		$ 34,515	3.55%		$ 30,269	3.71%
Net interest income and margin (tax-equivalent basis)(3)		$ 43,057	3.86%		$ 35,890	3.69%		$ 30,763	3.77%

(1) Yield is based on amortized cost and does not include any component of unrealized gains or losses.

(2) The net interest margin is equal to net interest income divided by average interest-earning assets.

(3) In order to make pretax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax-equivalent adjustment has been computed using a federal income tax rate of 35% for the year ended December 31, 2001 and 34% for the periods ended December 31, 2000 and December 31, 1999 and other applicable effective tax rates.

The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	Years Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 3,201	$ (2,069)	$ 1,132	$ 5,345	$ 1,544	$ 6,889
Securities	7,149	(774)	6,375	5,119	689	5,808
Federal funds sold and other temporary investments	(492)	(574)	(1,066)	403	521	924
Total increase (decrease) in interest income	9,858	(3,417)	6,441	10,867	2,754	13,621
Interest-bearing liabilities:						
Interest-bearing demand deposits	465	(2,282)	(1,817)	467	624	1,091
Savings and money market accounts	1,266	(1,916)	(650)	1,013	1,129	2,142
Certificates of deposit	4,854	(1,158)	3,696	3,737	2,494	6,231
Federal funds purchased and other borrowings	(941)	(67)	(1,008)	(220)	131	(89)
Total increase (decrease) in interest expense	5,644	(5,423)	221	4,997	4,378	9,375
Increase (decrease) in net interest income	$ 4,214	$ 2,006	$ 6,220	$ 5,870	$ (1,624)	$ 4,246

Provision for Credit Losses

The Company's provision for credit losses is established through charges to income in the form of the provision in order to bring the Company's allowance for credit losses to a level deemed appropriate by management based on the factors discussed under "Financial Condition - Allowance for Credit Losses". The allowance for credit losses at December 31, 2001 was $6.0 million, representing 1.41% of outstanding loans. The provision for credit losses for the year ended December 31, 2001 was $700,000 compared with $275,000 for the year ended December 31, 2000. The increase of $425,000 was primarily due to $238,000 in net loan charge-offs during 2001 compared with $171,000 in net loan recoveries during 2000. The provision for credit losses for the year ended December 31, 2000 was $275,000 compared with $420,000 in 1999. Net loan recoveries were $363,000 in 1999.

Noninterest Income

The Company's primary sources of noninterest income are service charges on deposit accounts and other banking service related fees. Loan origination fees are recognized over the life of the related loan as an adjustment to yield using the interest method. In 2001, noninterest income totaled $8.6 million, an increase of $830,000 or 10.7% compared with $7.8 million in 2000. The increase was primarily due to an increase in insufficient funds charges. Noninterest income for 2000 was $7.8 million, a $1.6 million or 26.2% increase from $6.2 million in 1999, resulting largely from an increase in income due to the South Texas Acquisition and an increase in customer service fees. The following table presents for the periods indicated the major categories of noninterest income:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Service charges on deposit accounts	$ 7,530	$ 6,576	$ 4,925
Other noninterest income	1,060	1,184	1,226
Total noninterest income	$ 8,590	$ 7,760	$ 6,151

Noninterest Expense

For the years ended December 31, 2001, 2000 and 1999, noninterest expense totaled $30.3 million, $26.8 million and $21.8 million, respectively. The Company's efficiency ratio improved in 2001 as it was reduced from 62.29% at December 31, 2000 to 60.14% at December 31, 2001. Excluding merger-related expenses of $2.4 million, the Company's efficiency ratio would have been 55.06% at December 31, 2001. This reduction reflects the Company's continued success in controlling operating expenses and the cost savings achieved following the integration of the Commercial Merger in the first quarter of 2001, the Compass Acquisition in the fourth quarter of 2000 and the South Texas Acquisition in the fourth quarter of 1999. The Company's efficiency ratio was 59.29% at December 31, 1999.

The following table presents for the periods indicated the major categories of noninterest expense:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Salaries and employee benefits	$12,955	$12,931	$11,149
Non-staff expenses:			
Net occupancy expense	1,971	1,761	1,350
Depreciation expense	1,570	1,553	1,241
Data processing	2,126	1,956	1,651
Regulatory assessments and FDIC insurance	249	284	189
Ad valorem and franchise taxes	434	473	368
Goodwill amortization	1,363	1,160	751
Minority expense-trust preferred securities	1,580	1,151	561
Merger-related expenses	2,425	--	--
Other	5,622	5,498	4,562
Total noninterest expense	$30,295	$26,767	$21,822

For the year ended December 31, 2001, noninterest expense totaled $30.3 million, an increase of $3.5 million or 13.2% over $26.8 million for the same period in 2000. The increase in noninterest expense included $2.4 million in merger related expenses. Excluding merger related expenses, noninterest expense increased $1.1 million or 4.1%. Minority expense-trust preferred securities increased $429,000 from $1.2 million at December 31, 2000 to $1.6 million at December 31, 2001. Other operating expenses of $5.6 million represented an increase of $124,000 or 2.3% compared with $5.5 million in 2000. These increases were principally due to the Compass Acquisition. Total noninterest expenses in 2000 were $26.8 million, a 22.7% increase over the 1999 level of $21.8 million primarily due to the South Texas and Compass Acquisitions. Salaries and employee benefits in 2000 increased by 16.0% from $11.1 million to $12.9 million. The increase was principally due to additional staff associated with the Compass and South Texas Acquisitions.

Income Taxes

The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other nondeductible expenses. For the year ended December 31, 2001, income tax expense was $5.4 million compared with $4.5 million for the year ended December 31, 2000 and $4.7 million for the year ended December 31, 1999. The effective tax rate in the years ended December 31, 2001, 2000 and 1999 was 29.3%, 29.8% and 33.5%, respectively.

Goodwill Amortization

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, (SFAS No. 141) and SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 was effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $22.6 million and no unamortized identifiable intangible assets, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $1.4 million and $1.2 million for years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting the Statement on the Company's financial statements at the date of this report, including whether the Company will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

Impact of Inflation

The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "Financial Condition - Interest Rate Sensitivity and Market Risk."

Financial Condition

Loan Portfolio

At December 31, 2001, total loans were $424.4 million, an increase of $13.2 million or 3.2% from $411.2 million at December 31, 2000. At December 31, 2001, total loans were 37.8% of deposits and 33.6% of total assets. At December 31, 2000, total loans were 39.8% of deposits and 35.9% of total assets.

Loans increased 12.1% during 2000 from $366.8 million at December 31, 1999 to $411.2 million at December 31, 2000. The loan growth during 2000 was due to strong loan demand and the South Texas Acquisition.

The following table summarizes the Company's loan portfolio by type of loan as of the dates indicated:

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Commercial and industrial	$ 46,986	11.1%	$ 46,529	11.3%	$ 42,003	11.5%	$ 33,242	12.0%	$ 28,221	13.4%
Real estate:										
Construction and land development	20,963	4.9	20,128	4.9	21,333	5.8	12,477	4.5	15,113	7.2
1-4 family residential	175,253	41.3	175,525	42.7	165,238	45.1	123,581	44.8	80,717	38.6
Home equity	20,541	4.8	16,762	4.1	11,343	3.1	8,077	2.9	NA	NA
Commercial mortgages	78,446	18.5	75,896	18.5	64,738	17.7	41,436	15.0	36,515	17.5
Farmland	10,686	2.5	12,218	3.0	8,552	2.3	6,455	2.3	6,206	3.0
Multifamily residential	9,694	2.3	2,961	0.7	3,071	0.8	2,074	0.8	1,834	0.9
Agriculture	15,757	3.7	13,251	3.2	13,592	3.7	15,138	5.5	7,262	3.5
Other	953	0.2	2,563	0.6	2,671	0.7	2,511	0.9	350	0.2
Consumer	45,121	10.7	45,370	11.0	34,262	9.3	31,115	11.3	32,795	15.7
Total loans	$424,400	100.0%	$411,203	100.0 %	$366,803	100.0%	$276,106	100.0%	$209,013	100.0%

The lending focus of the Company is on 1-4 family residential loans and small and medium-sized business loans. The Company offers a variety of commercial lending products including term loans and lines of credit. The Company also offers a broad range of short to medium-term commercial loans, primarily collateralized, to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. Historically, the Company has originated loans for its own account and has not securitized its loans. The purpose of a particular loan generally determines its structure. All loans in the 1-4 family residential category were originated by the Company.

Loans from $750,000 to $2.0 million are evaluated and acted upon by an officers' loan committee, which meets weekly. Loans above that amount must be approved by the Directors Loan Committee, which meets monthly.

In nearly all cases, the Company's commercial loans are made in the Company's primary market area and are underwritten on the basis of the borrower's ability to service such debt from income. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets owned by the borrower and obtains a personal guaranty of the borrower. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. As a result, commercial loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

The Company's commercial mortgage loans are secured by first liens on real estate, typically have variable interest rates and amortize over a ten to 15 year period. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. The Company seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition in connection with underwriting these loans. The underwriting analysis also includes credit verification, appraisals and a review of the financial condition of the borrower.

Additionally, a significant portion of the Company's lending activity has consisted of the origination of 1-4 family residential mortgage loans collateralized by owner-occupied properties located in the Company's market areas. The Company offers a variety of mortgage loan products which generally are amortized over five to 25 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value or have mortgage insurance. The Company requires mortgage title insurance and hazard insurance. The Company has elected to keep all 1-4 family residential loans for its own account rather than selling such loans into the secondary market. By doing so, the Company is able to realize a higher yield on these loans; however, the Company also incurs interest rate risk as well as the risks associated with nonpayments on such loans.

The Company makes loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate and have floating interest rates. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Company is forced to foreclose on a project prior to completion, there is no assurance that the Company will be able to recover all of the unpaid portion of the loan. In addition, the Company may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While the Company has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Consumer loans made by the Company include direct "A"-credit automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 120 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

The Company provides agricultural loans for short-term crop production, including rice, cotton, milo and corn, farm equipment financing and agricultural real estate financing. The Company evaluates agricultural borrowers primarily based on their historical profitability, level of experience in their particular agricultural industry, overall financial capacity and the availability of secondary collateral to withstand economic and natural variations common to the industry. Because agricultural loans present a higher level of risk associated with events caused by nature, the Company routinely makes on-site visits and inspections in order to monitor and identify such risks.

The contractual maturity ranges of the commercial and industrial and construction and land development portfolios and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2001 are summarized in the following table:

	December 31, 2001			
	One Year or Less	After One Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial and industrial	$18,601	$23,059	$5,326	$46,986
Construction and land development	19,658	397	908	20,963
Total	$38,259	$23,456	$6,234	$67,949
Loans with a predetermined interest rate.	$ 8,089	$12,749	$2,408	$23,246
Loans with a floating interest rate.	30,170	10,707	3,826	44,703
Total	$38,259	$23,456	$6,234	$67,949

Nonperforming Assets

The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

The Company requires appraisals on loans secured by real estate. With respect to potential problem loans, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for credit losses.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. The Company generally charges off such loans before attaining nonaccrual status.

The Company's conservative lending approach has resulted in strong asset quality. The Company had $1,000 in nonperforming assets as of December 31, 2001 compared with $1.3 million at December 31, 2000 and 1999.

The following table presents information regarding nonperforming assets at the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonaccrual loans.	$ 1	$ 10	$ 756	$ 108	$ 1,681
Restructured loans.	--	--	5	150	--
Accruing loans 90 or more days past due	--	778	4	133	258
Other real estate	--	545	500	--	--
Total nonperforming assets	$ 1	$ 1,333	$ 1,265	$ 391	$ 1,939
Nonperforming assets to total loans and other real estate	0.00%	0.32%	0.34%	0.14%	0.93%

Allowance for Credit Losses

The following table presents for the periods indicated an analysis of the allowance for credit losses and other related data:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Average loans outstanding	$419,553	$383,054	$ 319,178	$238,855	$197,423
Gross loans outstanding at end of period	$424,400	$411,203	$ 366,803	$276,106	$209,013
Allowance for credit losses at beginning of period	$ 5,523	$ 5,031	$ 3,682	$ 2,567	$ 1,968
Balance acquired with the Compass, South Texas and Union Acquisitions, respectively	--	46	566	661	--
Provision for credit losses	700	275	420	264	720
Charge-offs:					
Commercial and industrial	(180)	(116)	(30)	(67)	(106)
Real estate and agriculture	(175)	(38)	(43)	(14)	(47)
Consumer	(74)	(63)	(64)	(83)	(111)
Recoveries:					
Commercial and industrial	15	43	236	276	73
Real estate and agriculture	121	263	218	52	44
Consumer	55	82	46	26	26
Net (charge-offs) recoveries	(238)	171	363	190	(121)
Allowance for credit losses at end of period	$ 5,985	$ 5,523	$ 5,031	$ 3,682	$ 2,567
Ratio of allowance to end of period loans	1.41%	1.34%	1.37 %	1.33 %	1.23 %
Ratio of net (recoveries) charge-offs to average loans	0.06	(0.04)	(0.11)	(0.08)	0.06
Ratio of allowance to end of period nonperforming loans	n/m(1)	700.89	657.65	941.69	132.39

(1) Amount not meaningful. Nonperforming loans totaled $1,000 at December 31, 2001.

The allowance for credit losses is a reserve established through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate for estimated losses in the Company's loan portfolio. Based on an evaluation of the loan portfolio, management presents a monthly review of the allowance for credit losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers factors such as historical loan loss experience, industry diversification of the Company's commercial loan portfolio, the amount of nonperforming assets and related collateral, the volume, growth and composition of the Company's loan portfolio, current economic changes that may affect the borrower's ability to pay and the value of collateral, the evaluation of the Company's loan portfolio through its internal loan review process and other relevant factors. Charge-offs occur when loans are deemed to be uncollectable.

The Company considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

- for 1-4 family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral;

- for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

- for agricultural real estate loans, the experience and financial capability of the borrower, projected debt service coverage of the operations of the borrower and loan to value ratio;

- for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratio;

- for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and

- for non-real estate agricultural loans, the operating results, experience and financial capability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral.

In addition, for each category, the Company considers secondary sources of income and the financial strength and credit history of the borrower and any guarantors.

The Company follows a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, the Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Loans classified as "loss" are those loans which are in the process of being charged off. For each classified loan, the Company generally allocates a specific loan loss reserve equal to a predetermined percentage of the loan amount, depending on the classification.

In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans have one or more deficiencies that require attention in the short term or pertinent ratios of the loan account that have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for credit losses.

In order to determine the adequacy of the allowance for credit losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience and existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volume and concentrations and seasoning of the loan portfolio. The Company then charges to operations a provision for credit losses to maintain the allowance for credit losses at an adequate level determined by the foregoing methodology.

For the year ended December 31, 2001, net charge-offs totaled $238,000 or 0.06% of average loans outstanding for the period, compared with net recoveries of $171,000 or (0.04)% of average loans during 2000. The Company's net recoveries totaled $363,000 or (0.11)% of average loans outstanding in 1999. During 2001, the Company recorded a provision for credit losses of $700,000 compared with $275,000 for 2000. At December 31, 2001, the allowance for credit losses totaled $6.0 million, or 1.41% of total loans. The Company made a provision for credit losses of $275,000 during 2000 compared with a provision of $420,000 for 1999. At December 31, 2000, the allowance aggregated $5.5 million, or 1.34% of total loans. At December 31, 1999, the allowance was $5.0 million, or 1.37% of total loans.

The following tables describe the allocation of the allowance for credit losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	December 31,			
	2001		2000	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)			
Balance of allowance for credit losses applicable to:				
Commercial and industrial	$ 357	11.1%	$ 625	11.3%
Real estate	553	74.4	116	73.9
Agriculture	11	3.7	17	3.2
Consumer and other.	10	10.8	28	11.6
Unallocated	5,054	--	4,737	--
Total allowance for credit losses	$ 5,985	100.0%	$ 5,523	100.0%

	December 31,					
	1999		1998		1997	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)					
Balance of allowance for credit losses applicable to:						
Commercial and industrial	$ 620	11.5%	$ 520	12.0%	$ 558	13.5%
Real estate	74	74.8	79	70.3	82	67.1
Agriculture	22	3.7	40	5.5	--	3.5
Consumer and other.	25	10.0	14	12.2	65	15.9
Unallocated	4,290	--	3,029	--	1,862	--
Total allowance for credit losses.	$ 5,031	100.0%	$ 3,682	100.0%	$ 2,567	100.0%

Where management is able to identify specific loans or categories of loans where specific amounts of reserve are required, allocations are assigned to those categories. Federal and state bank regulators also require that a bank maintain a reserve that is sufficient to absorb an estimated amount of unidentified potential losses based on management's perception of economic conditions, loan portfolio growth, historical charge-off experience and exposure concentrations. Management, along with a number of economists, has perceived during the past year an increasing instability in the national and Southeast Texas economies and a worldwide economic slowdown that could contribute to job losses and otherwise adversely affect a broad variety of business sectors. In addition, as the Company has grown, its aggregate loan portfolio has increased and since the Company has made a decision to diversify its loan portfolio into areas other than 1-4 family residential mortgage loans, the risk profile of the Company's loans has increased. By virtue of its increased capital levels, the Company is able to make larger loans, thereby increasing the possibility of one bad loan having a larger adverse impact than before.

The Company believes that the allowance for credit losses at December 31, 2001 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2001.

Securities

The Company uses its securities portfolio both as a source of income and as a source of liquidity. At December 31, 2001, investment securities totaled $752.3 million, an increase of $165.4 million or 28.2% from $587.0 million at December 31, 2000, primarily due to the Company investing excess deposits. At December 31, 2001, securities represented 59.6% of total assets compared with 51.2% of total assets at December 31, 2000.

Securities increased $72.0 million or 14.0% from $515.0 million at December 31, 1999 to $587.0 million at December 31, 2000, primarily due to the investment of excess deposits from the Compass Acquisition.

The following table summarizes the amortized cost of securities as of the dates shown (available-for-sale securities are not adjusted for unrealized gains or losses):

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
U.S. Treasury securities and obligations of U.S. government agencies	$ 143,397	$ 334,562	$ 316,859	$ 305,592	$ 255,736
70% non-taxable preferred stock	24,058	19,085	4,049	--	--
States and political subdivisions	51,503	46,819	40,369	30,250	13,133
Corporate debt securities	22,712	24,879	28,038	27,610	14,414
Equity securities	--	2	2	--	--
Collateralized mortgage obligations	17,378	18,307	12,267	12,914	8,749
Mortgage-backed securities	492,940	142,354	117,436	78,283	68,477
Other	--	25	25	25	25
Total	$ 751,988	$ 586,033	$ 519,045	$ 454,674	$ 360,534

The following table summarizes the contractual maturity of securities and their weighted average yields:

	December 31, 2001									
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)									
U.S. Treasury securities and obligations of U.S. government agencies	$ 21,502	6.16%	$ 76,002	5.94%	$ 44,077	6.19 %	$ --	--%	$141,581	6.05%
70% non-taxable preferred stock	--	--	--	--	--	--	24,165	6.96	24,165	6.96
States and political subdivisions	2,945	6.65	16,774	6.51	6,064	7.06	18,171	7.34	43.954	6.94
Corporate debt securities	1,001	6.27	18,561	5.96	3,150	6.19	--	--	22,712	6.01
Collateralized mortgage obligations	--	--	--	--	3,557	2.99	14,142	3.27	17,699	3.21
Mortgage-backed securities	1,423	5.72	13,250	5.81	36,605	5.29	442,933	5.52	494,211	5.51
Qualified Zone Academy Bond (QZAB)	--	--	--	--	8,000	2.00	--	--	8,000	2.00
Total	$26,871	6.19%	$124,587	5.99%	$101,453	5.32 %	$499,411	5.59%	$ 752,322	5.67 %

Contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. The tax-exempt states and political subdivisions are calculated on a tax equivalent basis. The QZAB bond is not calculated on a tax-equivalent basis and it generates a tax credit of 7.18%, which is included in gross income.

The following table summarizes the carrying value by classification of securities as of the dates shown:

	December 31, 2001	2000	1999	1998	1997
	(Dollars in thousands)				
Available-for-sale	$ 482,233	$ 334,773	$ 224,790	$ 113,828	$ 38,612
Held-to-maturity	270,089	252,179	290,193	341,374	321,884
Total	$ 752,322	$ 586,952	$ 514,983	$ 455,202	$ 360,496

The following tables present the amortized cost and fair value of securities classified as available-for-sale at December 31, 2001, 2000 and 1999:

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)				(Dollars in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,248	$ 201	$ --	$2,449	$ 186,832	$ 905	$ 742	$ 186,995
70% non-taxable preferred stock	24,058	107	--	24,165	19,085	145	--	19,230
States and political subdivisions	28,165	483	73	28,575	20,240	216	2	20,454
Corporate debt securities	--	--	--	--	1,021	--	5	1,016
Equity securities	--	--	--	--	2	5	--	7
Collateralized mortgage obligations	17,356	314	22	17,648	17,979	292	54	18,217
Mortgage-backed securities	410,072	1,646	2,322	409,396	88,695	652	493	88,854
Total	$481,899	$ 2,751	$ 2,417	$482,233	$333,854	$ 2,215	$ 1,296	$334,773

	December 31, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$ 151,399	$ 61	$ 3,165	$ 148,295
70% non-taxable preferred stock	4,049	--	49	4,000
States and political subdivisions	12,235	64	2	12,297
Corporate debt securities	--	--	--	--
Equity securities	2	6	--	8
Collateralized mortgage obligations	11,729	261	63	11,927
Mortgage-backed securities	49,438	47	1,222	48,263
Total	$228,852	$ 439	$ 4,501	$224,790

The following tables present the amortized cost and fair value of securities classified as held-to-maturity at December 31, 2001, 2000 and 1999:

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)				(Dollars in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$ 141,149	$ 3,180	$ 204	$ 144,125	$ 147,730	$ 460	$ 1,309	$ 146,881
Corporate debt securities	22,712	609	167	23,154	23,858	67	760	23,165
States and political subdivisions	23,338	605	12	23,931	26,579	137	205	26,511
Collateralized mortgage obligations	22	--	--	22	328	--	2	326
Mortgage-backed securities	82,868	535	408	82,995	53,659	148	542	53,265
Other	--	--	--	--	25	--	--	25
Total	$270,089	$ 4,929	$ 791	$274,227	$252,179	$ 812	$ 2,818	$250,173

	December 31, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
U.S. Treasury securities and obligations of U.S. government agencies	$165,460	$ 29	$ 6,689	$158,800
Corporate debt securities	28,038	1	1,162	26,877
States and political subdivisions	28,134	52	872	27,314
Collateralized mortgage obligations	538	--	2	536
Mortgage-backed securities	67,998	64	2,035	66,027
Other	25	--	--	25
Total	$290,193	$ 146	$10,760	$279,579

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

However, unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, these securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be unduly shortened. If interest rates begin to fall, prepayments will increase. At December 31, 2001, 90.0% of the mortgage-backed securities held by the Company had contractual final maturities of more than ten years with a weighted average life of 4.64 years.

Collateralized mortgage obligations (CMOs) are bonds that are backed by pools of mortgages. The pools can be GNMA, FNMA or FHLMC pools or they can be private-label pools. The CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated in different order. The bond's cash flow, for example can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

Deposits

The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits. The Company does not have or accept any brokered deposits.

Total deposits at December 31, 2001 were $1.123 billion, an increase of $89.9 million or 8.7% from $1.034 billion at December 31, 2000. The increase is primarily attributable to internal growth. Noninterest-bearing deposits of $188.8 million at December 31, 2001 increased $873,000 or 0.5% from $188.0 million at December 31, 2000. Noninterest-bearing deposits at

December 31, 2000 were $188.0 million compared with $173.8 million at December 31, 1999. Interest-bearing deposits at December 31, 2001 were $934.6 million, up $89.0 million or 10.5% from $845.6 million at December 31, 2000. Interest-bearing deposits at December 31, 2000 of $845.6 million represented a $140.8 million or 20.0% increase from $704.8 million at December 31, 1999. Total deposits at December 31, 1999 were $878.6 million.

The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 2001, 2000 and 1999 are presented below:

	Years Ended December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Interest-bearing checking	$ 199,077	2.27%	$ 185,486	3.42%	$ 170,338	3.09 %
Regular savings.	41,472	2.36	39,085	2.76	34,408	2.73
Money market savings	211,104	3.31	181,181	4.17	156,107	3.55
Time deposits	428,314	5.20	339,580	5.47	260,682	4.74
Total interest-bearing deposits	879,967	3.95	745,332	4.50	621,535	3.88
Noninterest-bearing deposits	181,228	--	175,194	--	146,344	--
Total deposits	$1,061,195	3.28%	$ 920,526	3.64%	$ 767,879	3.14 %

The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity:

	December 31, 2001 (Dollars in thousands)
Three months or less	$ 101,319
Over three through six months.	38,006
Over six through 12 months	37,140
Over 12 months	17,229
Total	$ 193,694

Other Borrowings

Deposits are the primary source of funds for the Company's lending and investment activities. Occasionally, the Company obtains additional funds from the Federal Home Loan Bank ("FHLB") and correspondent banks. At December 31, 2001, the Company had $18.1 million in FHLB borrowings of which $13.3 million consisted of FHLB notes payable. The highest outstanding balance of FHLB advances during 2001 was $30.2 million. At December 31, 2000, the Company had $13.9 million in FHLB notes payable compared with $53.3 million at December 31, 1999. At December 31, 2001, the Company had no federal funds purchased. The Company had no federal funds purchased at December 31, 2000 compared with $10.0 million in federal funds purchased at December 31, 1999.

At December 31, 2001, 2000, and 1999, the Company had no outstanding borrowings under a revolving line of credit extended by a commercial bank.

In November 1999, the Company formed a wholly-owned statutory business trust, Prosperity Capital Trust I ("Trust I"), which issued $12.0 million in trust preferred securities, and in July 2001, the Company formed a second wholly-owned statutory business trust, Prosperity Statutory Trust II ("Trust II"), which issued $15.0 million in trust preferred securities on July 31, 2001. Trust I and Trust II invested the proceeds in an equivalent amount of the Company's junior subordinated debentures bearing an interest rate equal to the distribution rate on the respective issue of trust preferred securities. The debentures issued to Trust I will mature on November 17, 2029, which date may be shortened to a date not earlier than November 17, 2004 if certain conditions are met, including prior approval of the Federal Reserve Board. The debentures issued to Trust II will mature on July 31, 2031, which date may be shortened to a date not earlier than July 31, 2006, if certain conditions are met, including prior approval of the Federal Reserve Board. These debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the respective Indentures) of the Company. The Company has fully and unconditionally guaranteed each trust's obligations under the trust preferred securities.

The debentures issued to Trust I accrue interest at an annual rate of 9.60% of the aggregate liquidation amount, payable quarterly. The debentures issued to Trust II accrue interest at a floating rate equal to 3-month LIBOR plus 3.58% of the aggregate liquidation amount, not to exceed 12.50%, payable quarterly. The annual interest rate on the debentures issued to Trust II for the period from October 31, 2001 through December 31, 2001 was equal to 5.85%. The quarterly distributions on each issuance of trust preferred securities are paid at the same rate that interest is paid on the corresponding debentures. Under the provisions of each issue of the debentures, the Company has the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the debentures are deferred, the distributions on the respective trust preferred securities will also be deferred.

For financial reporting purposes, Trust I and Trust II are treated as subsidiaries of the Company and consolidated in the corporate financial statements. The trust preferred securities are presented as a separate category of long-term debt on the balance sheet. Although the trust preferred securities are not included as a component of shareholders' equity on the balance sheet, for regulatory purposes, the trust preferred securities are treated as Tier 1 capital by the Federal Reserve. The treatment of the trust preferred securities as Tier 1 capital, in addition to the ability to deduct the expense of the debentures for federal income tax purposes, provided the Company with a cost-effective method of raising capital.

Interest Rate Sensitivity and Market Risk

The Company's asset liability and funds management policy provides management with the necessary guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign exchange or commodity price risk. The Company does not own any trading assets.

Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks.

The Company's exposure to interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates.

The Company manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. The Company does not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 2001:

	Volumes Subject to Repricing Within				
	0-30 days	31-180 days	181-365 days	Greater than one year	Total
	(Dollars in thousands)				
Interest-earning assets:					
Securities (net of unrealized gain of $334,000)	$ 61,262	$ 88,117	$ 80,217	$ 522,392	$ 751,988
Loans	118,174	33,770	34,787	237,669	424,400
Federal funds sold and other earning assets	715	--	--	198	913
Total interest-earning assets	$ 180,151	$ 121,887	$ 115,004	$ 760,259	$1,177,301
Interest-bearing liabilities:					
Demand, money market and savings deposits	$ 490,024	$ --	$ --	$ --	$ 490,024
Certificates of deposit and other time deposits	75,981	193,454	120,632	54,474	444,541
FHLB Advances	4,827	262	323	12,668	18,080
Total interest-bearing liabilities	$ 570,832	$ 193,716	$ 120,955	$ 67,142	$ 952,645
Period GAP	$ (390,681)	$ (71,829)	$ (5,951)	$ 693,117	$ 224,656
Cumulative GAP	$ (390,681)	$(462,510)	$(468,461)	$ 224,656	
Period GAP to total assets	(30.95) %	(5.69) %	(0.47) %	54.91 %	
Cumulative GAP to total assets	(30.95) %	(36.64) %	(37.11)%	17.80 %	

Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. In addition to GAP analysis, the Company uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts. Based on the Company's December 31, 2001 simulation analysis, the Company estimates that its current net interest income structure would change by approximately 1.31% over a twelve month period in response to a 100 basis point decline in rates and change by approximately 3.29% over a twelve month period in response to a 100 basis point increase in rates. The Company estimates that its current net interest income structure would change by approximately (0.99%) over a twelve month period in response to a 200 basis point decline in rates and change by approximately (1.37%) over a twelve month period in response to a 200 basis point increase in rates. The results are primarily from the behavior of demand, money market and savings deposits. The Company has found that historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a GAP analysis.

Liquidity

Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. During the three years ended December 31, 2001, the Company's liquidity needs have primarily been met by growth in core deposits, as previously discussed. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing investment and loan portfolios, have generally created an adequate liquidity position.

Asset liquidity is provided by cash and assets which are readily marketable or which will mature in the near future. As of December 31, 2001, the Company had cash and cash equivalents of $41.7 million, down from $98.1 million, at December 31, 2000. The decrease was mainly due to a decrease in federal funds sold of $61.7 million.

Capital Resources

Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the FDIC and the Texas Banking Department. Both the Federal Reserve Board and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve Board require all bank holding companies to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The Federal Reserve Board has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets, or "leverage ratio," of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

Pursuant to FDICIA, each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the Bank is classified "well capitalized" for purposes of prompt corrective action. See "Business - Supervision and Regulation - The Company" and " - The Bank."

Total shareholders' equity increased to $88.7 million at December 31, 2001 from $80.3 million at December 31, 2000, an increase of $8.4 million or 10.4%. This increase was primarily the result of net income of $13.0 million offset by dividends paid on the Common Stock of $3.2 million, trust preferred issuance costs of $476,000 and cash paid to dissenting shareholders in connection with the issuance of common stock in exchange for common stock of Commercial of $847,000. During 2000, shareholders' equity increased by $11.3 million or 16.4% from $69.0 million at December 31, 1999 due primarily to net income of $10.7 million and a change in unrealized gain on available for sale securities of $3.3 million offset by dividends paid on the Common Stock of $2.8 million.

The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2001 to the minimum and well capitalized regulatory standards:

	Minimum Required for Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at December 31, 2001
The Company			
Leverage ratio	3.00%(1)	N/A	7.57%
Tier 1 risk-based capital ratio	4.00%	N/A	18.34%
Total risk-based capital ratio	8.00%	N/A	19.52%
The Bank			
Leverage ratio	3.00%(2)	5.00 %	6.50%
Tier 1 risk-based capital ratio	4.00%	6.00 %	15.72%
Total risk-based capital ratio	8.00%	10.00 %	16.90%

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio above the required minimum.

(2) The FDIC may require the Bank to maintain a leverage ratio above the required minimum.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding the market risk of the Company's financial instruments, see **"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation – Financial Condition - Interest Rate Sensitivity and Market Risk"**. The Company's principal market risk exposure is to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, the reports thereon, the notes thereto and supplementary data commence at page F-1 of this Annual Report on Form 10-K.

The following table presents certain unaudited quarterly financial information concerning the Company's results of operations for each of the two years ended December 31, 2001. The information should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. The historical financial data of the Company has been restated to include the accounts and operations of Commercial Bancshares, Inc. for all periods prior to February 23, 2001.

CONSOLIDATED QUARTERLY FINANCIAL DATA OF THE COMPANY

	Quarter Ended 2001 (unaudited)			
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)			
Interest income	$ 18,956	$ 19,101	$ 19,143	$ 19,320
Interest expense	7,518	8,841	9,407	10,019
Net interest income	11,438	10,260	9,736	9,301
Provision for credit losses	650	50	--	--
Net interest income after provision	10,788	10,210	9,736	9,301
Noninterest income	2,310	2,187	2,058	2,035
Noninterest expense (1)	7,361	7,068	6,737	9,129
Income before income taxes (1)	5,737	5,329	5,057	2,207
Provision for income taxes (1)	1,747	1,598	1,487	540
Net income (1)	3,990	$ 3,731	$ 3,570	$ 1,667
Earnings per share:				
Basic (1)	$ 0.49	$ 0.46	$ 0.44	$ 0.21
Diluted (1)	$ 0.48	$ 0.45	$ 0.43	$ 0.20

(1) The financial data for the quarter ended March 31, 2001 includes the merger-related expenses of $2.4 million. If these merger-related expenses were excluded, the Company's noninterest expense would have been $6.7 million, income before income taxes would have been $4.6 million, provision for income taxes would have been $1.4 million, net income would have been $3.2 million, basic earnings per share would have been $0.40 and diluted earnings per share would have been $0.39.

	Quarter Ended 2000 (unaudited)			
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)			
Interest income	$ 18,994	$ 17,487	$ 16,836	$ 16,762
Interest expense	10,178	8,855	8,284	8,247
Net interest income	8,816	8,632	8,552	8,515
Provision for credit losses	50	75	75	75
Net interest income after provision	8,766	8,557	8,477	8,440
Noninterest income	2,035	2,015	1,876	1,834
Noninterest expense	7,006	6,663	6,572	6,526
Income before income taxes	3,795	3,909	3,781	3,748
Provision for income taxes	1,076	1,185	1,135	1,136
Net income	$ 2,719	$ 2,724	$ 2,646	$ 2,612
Earnings per share:				
Basic	$ 0.34	$ 0.34	$ 0.33	$ 0.33
Diluted	$ 0.33	$ 0.33	$ 0.32	$ 0.32

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the two year period ended December 31, 2001.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information under the captions "Election of Directors," "Continuing Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Statement") to be filed with the Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, is incorporated herein by reference in response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation and Other Matters" in the 2002 Proxy Statement is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information under the caption "Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders" in the 2002 Proxy Statement is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information under the caption "Interests of Management and Others in Certain Transactions" in the 2002 Proxy Statement is incorporated herein by reference in response to this item.

PART IV.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Consolidated Financial Statements and Schedules

Reference is made to the Consolidated Financial Statements, the reports thereon, the notes thereto and supplementary data commencing at page F-1 of this Annual Report on Form 10-K. Set forth below is a list of such Consolidated Financial Statements:

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

Financial Statement Schedules

All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

Exhibits

Each exhibit marked with an asterisk is filed with this Annual Report on Form 10-K.

Exhibit Number		Description
2.1	-	Agreement and Plan of Reorganization by and between the Prosperity Bancshares, Inc and Commercial Bancshares, Inc. dated November 8, 2000 (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-52342))
2.2	-	Agreement and Plan of Reorganization by and between Prosperity Bancshares, Inc. and South Texas Bancshares, Inc. dated June 17, 1999 (incorporated herein by reference to Exhibit 2.1 to the Company's Form 10-Q for the quarter ended June 30, 1999)
2.3	-	Agreement and Plan of Reorganization dated June 5, 1998 by and among Prosperity, First Prosperity Bank and Union State Bank (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267) (the "Registration Statement"))
3.1	-	Amended and Restated Articles of Incorporation of Prosperity (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
3.2	-	Amended and Restated Bylaws of Prosperity (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
4.1	-	Form of certificate representing shares of Prosperity common stock (incorporated herein by reference to Exhibit 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
4.2	-	Form of Indenture by and between Prosperity Bancshares, Inc. and First Union Trust Company, N.A. with respect to the Junior Subordinated Debentures of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-89481))
4.3	-	Form of Amended and Restated Trust Agreement of Prosperity Capital Trust I (incorporated herein by reference from Exhibit 4.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-89481))
4.4	-	Form of Trust Preferred Securities Guarantee Agreement by and between Prosperity and First Union Trust Company, N.A. (incorporated herein by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-1 (Registration No. 333-89481))
4.5	-	Indenture dated as of July 31, 2001 by and between Prosperity Bancshares, Inc., as Issuer, and State Street Bank and Trust Company of Connecticut, National Association, with respect to the Floating Rate Junior Subordinated Deferrable Interest Debentures of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
4.6	-	Amended and Restated Declaration of Trust of Prosperity Statutory Trust II dated as of July 31, 2001 (incorporated herein by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)
4.7	-	Guarantee Agreement dated as of July 31, 2001 by and between Prosperity Bancshares, Inc. and State Street Bank and Trust Company of Connecticut, National Association (incorporated herein by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

10.1	-	Prosperity Bancshares, Inc. 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
10.2	-	Prosperity Bancshares, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
10.3	-	Form of Employment Agreements (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
10.4	-	Loan Agreement dated December 27, 1997 between Prosperity and Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
10.5	-	Form of Employment Agreement by and between First Prosperity Bank and H.E. Timanus, Jr. (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4 (Registration No. 333-52342))
10.6	-	Commercial Bancshares, Inc. Incentive Stock Option Plan for Key Employees (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (Registration No. 333-57238))
10.7	-	Form of Stock Option Agreement under the Commercial Bancshares, Inc. Incentive Stock Option Plan for Key Employees (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (Registration No. 333-57238))
21*	-	Subsidiaries of Prosperity
23.1*	-	Consent of Deloitte & Touche LLP

Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the three months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Prosperity Bancshares, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on March 8, 2002.

PROSPERITY BANCSHARES, INC.sm

By: /s/DAVID ZALMAN
David Zalman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant in the indicated capacities on March 8, 2002.

Signature	Positions
/s/DAVID ZALMAN David Zalman	President and Chief Executive Officer (principal executive officer)
/s/NED S. HOLMES Ned S. Holmes	Chairman of the Board; Director
/s/DAVID HOLLAWAY David Hollaway	Chief Financial Officer (principal financial officer and principal accounting officer)
/s/HARRY BAYNE Harry Bayne	Director
/s/JAMES A. BOULIGNY James A. Bouligny	Director
/s/CHARLES A. DAVIS, JR. Charles A. Davis, Jr.	Director
/s/PERRY MUELLER, JR. Perry Mueller, Jr.	Director
/s/A. VIRGIL PACE, JR. A. Virgil Pace, Jr.	Director
/s/TRACY T. RUDOLPH Tracy T. Rudolph	Director
/s/CHARLES M. SLAVIK Charles M. Slavik	Director
/s/HARRISON STAFFORD II Harrison Stafford II	Director
/s/ROBERT STEELHAMMER Robert Steelhammer	Director
/s/H.E. TIMANUS, JR. H. E. Timanus, Jr.	Director

TABLE OF CONTENTS TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Prosperity Bancshares, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Prosperity Bancshares, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Prosperity Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP

February 15, 2002
Houston, Texas

PROSPERITY BANCSHARES, INC.[sm] AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
ASSETS		
Cash and due from banks (Note 3)	$ 41,005	$ 35,709
Federal funds sold	715	62,369
Total cash and cash equivalents	41,720	98,078
Interest bearing deposits in financial institutions	198	1,085
Available for sale securities, at fair value (amortized cost of $481,899 and $333,854, respectively) (Note 4)	482,233	334,773
Held to maturity securities, at cost (fair value of $274,227 and $250,173, respectively) (Note 4)	270,089	252,179
Loans (Note 5)	424,400	411,203
Less allowance for credit losses (Note 6)	(5,985)	(5,523)
Loans, net	418,415	405,680
Accrued interest receivable	8,466	10,430
Goodwill, net of accumulated amortization of $6,354 and $4,954, respectively	22,641	24,003
Bank premises and equipment, net (Note 7)	15,077	14,487
Other real estate owned	--	545
Other assets	3,486	4,880
TOTAL ASSETS	$1,262,325	$1,146,140
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Deposits (Note 8):		
Noninterest-bearing	$ 188,832	$ 187,959
Interest-bearing	934,565	845,587
Total deposits	1,123,397	1,033,546
Other borrowings (Note 9)	18,080	13,931
Accrued interest payable	2,869	3,480
Other liabilities	2,254	2,850
Total liabilities	1,146,600	1,053,807
COMMITMENTS AND CONTINGENCIES (Notes 11 and 15)		
COMPANY-OBLIGATED MANDITORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUSTS (Note 18)	27,000	12,000
SHAREHOLDERS' EQUITY (Notes 13 and 16):		
Common stock, $1 par value; 50,000,000 shares authorized; 8,109,011 and 8,075,486 shares issued at December 31, 2001 and 2000, respectively; 8,105,435 and 8,071,910 shares outstanding at December 31, 2001 and 2000, respectively	8,109	8,075
Capital surplus	24,955	26,006
Retained earnings	55,462	45,665
Accumulated other comprehensive income (loss) -- net unrealized gains (losses) on available for sale securities, net of tax of $117 and of $314, respectively	217	605
Less treasury stock, at cost, 3,576 shares	(18)	(18)
Total shareholders' equity	88,725	80,333
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,262,325	$1,146,140

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.[sm] AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share data)		
INTEREST INCOME:			
Loans, including fees	$ 34,731	$ 33,599	$ 26,710
Securities:			
Taxable	37,413	31,845	27,115
Nontaxable	1,597	1,477	933
70% nontaxable preferred dividends	1,343	656	36
Federal funds sold	1,401	2,414	1,578
Deposits in financial institutions	35	88	86
Total interest income	76,520	70,079	56,458
INTEREST EXPENSE:			
Deposits	34,780	33,551	24,087
Note payable and other borrowings	1,005	2,013	2,102
Total interest expense	35,785	35,564	26,189
NET INTEREST INCOME	40,735	34,515	30,269
PROVISION FOR CREDIT LOSSES (Note 6)	700	275	420
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	40,035	34,240	29,849
NONINTEREST INCOME:			
Customer service fees	7,530	6,576	4,925
Other	1,060	1,184	1,226
Total noninterest income	8,590	7,760	6,151
NONINTEREST EXPENSE:			
Salaries and employee benefits (Note 14)	12,955	12,931	11,149
Net occupancy expense	1,971	1,761	1,350
Data processing	2,126	1,956	1,651
Goodwill amortization	1,363	1,160	751
Depreciation expense	1,570	1,553	1,241
Minority interest trust preferred securities	1,580	1,151	561
Merger related expenses	2,425	--	--
Other	6,305	6,255	5,119
Total noninterest expense	30,295	26,767	21,822
INCOME BEFORE INCOME TAXES	18,330	15,233	14,178
PROVISION FOR INCOME TAXES (Note 12)	5,372	4,532	4,747
NET INCOME	$ 12,958	$ 10,701	$ 9,431
EARNINGS PER SHARE (Note 1):			
Basic	$ 1.60	$ 1.33	$ 1.19
Diluted	$ 1.57	$ 1.30	$ 1.15

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.[sm] AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income -- Net Unrealized Gain (Loss) on Available for Sale Securities	Treasury Stock	Total Shareholders' Equity
		(Amounts in thousands, except share data)					
BALANCE AT JANUARY 1, 1999	7,974,644	$ 7,975	$ 26,602	$ 26,873	$ 347	$ (18)	$ 61,779
Net income				9,431			9,431
Net change in unrealized gain (loss) on available for sale securities					(3,028)		(3,028)
Total comprehensive income							6,403
Sale of common stock	22,500	24	76				100
Trust preferred issuance costs			(560)				(560)
Initial public offering costs			(113)				(113)
Issuance of common stock in exchange for common stock of Heritage Bank	2,154			3,216			3,216
Cash dividends declared, $0.20 per share				(1,801)			(1,801)
BALANCE AT DECEMBER 31, 1999	7,999,298	7,999	26,005	37,719	(2,681)	(18)	69,024
Net income				10,701			10,701
Net change in unrealized gain (loss) on available for sale securities					3,286		3,286
Total comprehensive income							13,987
Sale of common stock	76,200	76	259				335
Trust preferred issuance costs			(90)				(90)
Cash paid in lieu of fractional shares in connection with issuance of common stock in exchange for stock of Heritage Bank	(12)		(15)				(15)
Cash paid to dissenting shareholder in connection with the issuance of common stock in exchange for common stock of Heritage Bank			(153)				(153)
Cash dividends declared, $0.36 per share				(2,755)			(2,755)
BALANCE AT DECEMBER 31, 2000	8,075,486	8,075	26,006	45,665	605	(18)	80,333
Net income				12,958			12,958
Net change in unrealized gain (loss) on available for sale securities					(388)		(388)
Total comprehensive income							12,570
Sale of common stock	65,300	66	240				306
Trust preferred issuance costs			(476)				(476)
Cash paid to dissenting shareholders in connection with the issuance of common stock in exchange for common stock of Commercial	(31,775)	(32)	(815)				(847)
Cash dividends declared, $0.39 per share				(3,161)			(3,161)
BALANCE AT DECEMBER 31, 2001	8,109,011	$ 8,109	$ 24,955	$ 55,462	$ 217	$ (18)	$ 88,725

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.[sm] AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 12,958	$ 10,701	$ 9,431
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,933	2,661	2,048
Provision for credit losses	700	275	420
Minority interest in equity of subsidiary	--	--	310
Net amortization of premium/ discount on investments	982	(16)	592
Loss (gain) on sale of premises, equipment and other real estate	87	--	--
Decrease (increase)in accrued interest receivable and other assets	3,358	(1,340)	(375)
(Decrease) increase in accrued interest payable and other liabilities	(1,177)	383	208
Total adjustments	6,883	1,963	3,203
Net cash provided by operating activities	19,841	12,664	12,634
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities and principal paydowns of held to maturity securities	212,615	79,347	106,952
Purchase of held to maturity securities	(75,671)	(65,703)	(33,655)
Proceeds from maturities and principal paydowns of available for sale securities	92,386	25,765	15,418
Purchase of available for sale securities	(396,280)	(101,572)	(87,070)
Net increase in loans	(13,197)	(39,294)	(57,093)
Purchase of bank premises and equipment	(3,073)	(1,308)	(2,279)
Proceeds from sale of bank premises, equipment and other real estate	1,312	75	--
Purchase of Federal Home Loan Bank stock	--	--	(3,931)
Net decrease in interest-bearing deposits in financial institutions	887	--	990
Net liabilities acquired in purchase of Compass branches	--	77,473	--
Premium paid for South Texas Bancshares	--	--	(10,255)
Net liabilities acquired in purchase of South Texas Bancshares (net of acquired cash of $12,271)	--	--	22,516
Net cash (used in) investing activities	(181,021)	(25,217)	(48,407)

(Table continued on following page)

PROSPERITY BANCSHARES, INC.[sm] AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in noninterest-bearing deposits	$ 873	$ 54,429	$ 9,499
Net increase in interest-bearing deposits	88,978	13,037	28,413
Proceeds (repayments) of other borrowings (net).	4,149	(49,188)	45,610
Proceeds from issuance of junior subordinated debentures	15,000	--	12,000
Initial public offering costs	--	--	(113)
Trust preferred issuance costs	(476)	(90)	(560)
Cash paid in lieu of fractional shares	--	(15)	--
Cash paid to dissenting shareholder in connection with the issuance of common stock in exchange for common stock of Heritage Bank	(847)	(153)	--
Proceeds from the issuance of common stock	306	335	99
Payments of cash dividends	(3,161)	(2,755)	(1,801)
Net cash provided by financing activities	104,822	15,600	93,147
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (56,358)	$ 3,047	$ 57,374
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	98,078	95,031	37,657
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 41,720	$ 98,078	$ 95,031
INCOME TAXES PAID	$ 6,410	$ 4,259	$ 4,034
INTEREST PAID	$ 36,396	$ 32,484	$ 25,591
TRANSFER OF AVAILABLE FOR SALE SECURITIES TO HELD TO MATURITY SECURITIES	$ 170,601	$ --	$ --

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations -- Prosperity Bancshares, Inc. ("Bancshares") and its subsidiaries, Prosperity Holdings, Inc. ("Holdings") and Prosperity Bank (the "Bank") (collectively referred to as the "Company") provide retail and commercial banking services. The historical financial data of the Company has been restated to include the accounts and operations of Commercial for all periods prior to the effective time of the Commercial Merger.

The Bank operates 29 Banking Centers in fourteen contiguous counties located in Southeast Texas, with locations in Angleton, Bay City, Beeville, Houston-Bellaire, Houston-Clear Lake, Cleveland, Cuero, Cypress, Houston-Downtown, East Bernard, Edna, El Campo, Fairfield, Goliad, Hitchcock, Liberty, Magnolia, Mathis, Houston-Medical Center, Needville, Palacios, Houston-Post Oak, Houston-River Oaks, Sweeny, Houston-Tanglewood, West Columbia, Victoria, Houston-Waugh Drive, and Wharton.

Principles of Consolidation -- The consolidated financial statements include the accounts of Bancshares and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and the prevailing practices within the banking industry. A summary of significant accounting and reporting policies is as follows:

Use of Estimates -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities -- Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the Company has the ability to hold these assets as long-term securities until their estimated maturities.

Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities within the available for sale portfolio may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest risk, prepayment risk or other similar economic factors.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of these assets. Interest earned on these assets is included in interest income.

Loans -- Loans are stated at the principal amount outstanding, net of unearned discount and fees. Unearned discount relates principally to consumer installment loans. The related interest income for multipayment loans is recognized principally by the "sum of the digits" method which records interest in proportion to the declining outstanding balances of the loans; for single payment loans, such income is recognized using the straight-line method.

Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" applies to all impaired loans, with the exception of groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. A loan is defined as impaired by SFAS No. 114 if, based on current information and events, it is probable that a creditor will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. Specifically, SFAS No. 114 requires that the allowance for credit losses related to impaired loans be determined based on the difference of carrying value of loans and the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company had $1,000 in nonaccrual loans, no 90 days or more past due loans, and no restructured loans at December 31, 2001 and had $10,000 in nonaccrual loans, $778,000 in 90 days or more past due loans and no restructured loans at December 31, 2000.

Interest revenue received on impaired loans is either applied against principal or realized as interest revenue, according to management's judgment as to the collectibility of principal.

Nonrefundable Fees and Costs Associated with Lending Activities - Loan origination fees in excess of the associated costs are recognized over the life of the related loan as an adjustment to yield using the interest method.

Generally, loan commitment fees are deferred, except for certain retrospectively determined fees, and recognized as an adjustment of yield by the interest method over the related loan life or, if the commitment expires unexercised, recognized in income upon expiration of the commitment.

Nonperforming Loans and Past Due Loans -- Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments. When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to allowance for credit losses. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Allowance for Credit Losses -- The allowance for credit losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that such a loss is probable. Recoveries are credited to the allowance at the time of recovery.

Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for credit losses and credited to the allowance for credit losses in order to adjust the allowance to a level determined to be adequate to absorb losses.

Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, probable credit losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond the Company's control.

Estimates of credit losses involve an exercise of judgment. While it is possible that in the short term the Company may sustain losses which are substantial in relation to the allowance for credit losses, it is the judgment of management that the allowance for credit losses reflected in the consolidated balance sheets is adequate to absorb probable losses that exist in the current loan portfolio.

Premises and Equipment -- Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets which range from three to 30 years.

Amortization of Goodwill -- Goodwill was amortized using the straight-line method through December 31, 2001 (See Note 1-New Accounting Standards).

Income Taxes -- Bancshares files a consolidated federal income tax return. The Bank computes federal income taxes as if it filed a separate return and remits to, or is reimbursed by, Bancshares based on the portion of taxes currently due or refundable.

Deferred tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Stock-Based Compensation -- The Company accounts for its employee stock options using the intrinsic value-based method and makes pro forma disclosures of net income and earnings per share using the fair value-based method (see Note 13).

Statements of Cash Flows -- For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks as well as federal funds sold that mature in three days or less.

Reclassifications -- Certain reclassifications have been made to 2000 and 1999 balances to conform to the current year presentation. All reclassifications have been applied consistently for the periods presented.

Earnings Per Share -- SFAS No. 128, "Earnings Per Share," requires presentation of basic and diluted earnings per share. Basic earnings per share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Net income per common share for all periods presented has been calculated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

The following table illustrates the computation of basic and diluted earnings per share:

	December 31,					
	2001		2000		1999	
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
	(Dollars in thousands, except per share data)					
Net income	$12,958		$10,701		$ 9,431	
Basic --						
Weighted average shares outstanding	8,086	$ 1.60	8,032	$ 1.33	7,986	$ 1.18
Diluted:						
Weighted average shares outstanding	8,086		8,032		7,986	
Effect of dilutive securities -- options	163		195		218	
Total	8,249	$ 1.57	8,227	$ 1.30	8,204	$ 1.15

New Accounting Standards -- In July 2001, the Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which addresses the accounting for goodwill and other intangible assets. SFAS 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001, and are effective for interim periods in the initial year of adoption. The Company is currently assessing the financial statement impact of the adoption of SFAS 142.

In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations". This statement eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. The Company believes that the adoption SFAS 141 did not have a material effect on its financial statements.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is effective for periods beginning after June 15, 2000. The implementation of this pronouncement on January 1, 2001 did not have a material effect on the Company's financial statements.

2. ACQUISITIONS

On February 23, 2001, the Company completed a merger with Commercial Bancshares, Inc., a Texas corporation ("Commercial"), whereby Commercial was merged with and into the Company (the "Commercial Merger"). In connection with the Commercial Merger, Heritage Bank, Commercial's wholly owned subsidiary, was merged with and into the Bank. Heritage Bank had 12 full-service banking locations in the Houston metropolitan area and in three adjacent counties, including Houston-Bellaire, Cleveland, Cypress, Fairfield, Houston-Downtown, Houston-Medical Center, Houston-River Oaks, Houston-Tanglewood, Houston-Waugh Drive, Liberty, Magnolia and Wharton.

As a result of the Commercial Merger, the holders of Commercial common stock received 155 shares of the Company's common stock, $1.00 par value ("Common Stock") for each share of Commercial common stock they owned at the effective time ("Effective Time") of the Commercial Merger. Based on this exchange ratio, the Company issued an aggregate of 2,768,610 shares of its Common Stock in connection with the Commercial Merger. In addition, in lieu of issuing shares of Company Common Stock, cash in the amount of $569,625 was paid to a dissenting shareholder in March 2001 and cash in the amount of $97,650 was paid to a dissenting shareholder in May 2001. The options to purchase shares of Commercial common stock which were outstanding at the Effective Time were converted into options to purchase 13,330 shares of Company Common Stock. In connection with this Commercial Merger, the Company incurred approximately $2.4 million in pretax merger-related expenses and other charges (the "Special Charge"). The transaction was accounted for as a pooling of interests and therefore the historical financial data of the Company has been restated to include the accounts and operations of Commercial for all periods prior to the Effective Time of the Commercial Merger.

Effective September 15, 2000, the Company consummated a transaction with Compass Bank ("Compass") whereby the Company purchased certain assets and assumed certain liabilities of five Compass branches (the "Compass Acquisition"). The branches are located in El Campo, Hitchcock, Needville, Palacios and Sweeny, Texas. With the exception of the El Campo location, the former Compass branches are being operated as full-service Banking Centers. The El Campo location has been combined with the Company's El Campo Banking Center. The Company purchased $5.0 million in loans and assumed $87.3 million in deposits in connection with the transaction.

In connection with the purchase, the Company paid a cash premium of $5.4 million. This premium was recorded as goodwill and was amortized until December 31, 2001 on a straight-line basis (See Note 1-New Accounting Standards).

The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired branches were recorded at their fair values at the acquisition date.

Effective October 1, 1999, the Company acquired all of the outstanding shares of South Texas Bancshares, Inc. In connection with the acquisition, The Commercial National Bank of Beeville, a wholly-owned subsidiary of South Texas Bancshares, was merged into the Bank. The Company purchased $33.7 million in loans, $126.5 million in deposits, and $2.7 in real property and fixed assets in connection with this acquisition.

In connection with the purchase, the Company paid a cash premium of $10.3 million. This premium was recorded as goodwill and was amortized until December 31, 2001 on a straight-line basis (See Note 1-New Accounting Standards).

The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired bank were recorded at their fair values at the acquisition date.

3. CASH AND DUE FROM BANKS

The Bank is required by the Federal Reserve Bank to maintain average reserve balances. "Cash and due from banks" in the consolidated balance sheets includes amounts so restricted of $12.1 million and $9.1 million at December 31, 2001 and 2000, respectively.

4. SECURITIES

The amortized cost and fair value of debt securities are as follows:

	December 31, 2001				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
	(Dollars in thousands)				
Available for Sale					
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,248	$ 201	$ --	$ 2,449	$ 2,449
70% non-taxable preferred stock	24,058	107	--	24,165	24,165
States and political subdivisions	28,165	483	73	28,575	28,575
Collateralized mortgage obligations	17,356	314	22	17,648	17,648
Mortgage-backed securities	410,072	1,646	2,322	409,396	409,396
Total	$ 481,899	$ 2,751	$ 2,417	$ 482,233	$ 482,233
Held to Maturity					
U.S. Treasury securities and obligations of U.S. government agencies	$ 141,149	$ 3,180	$ 204	$ 144,125	$ 141,149
Corporate debt securities	22,712	609	167	23,154	22,712
States and political subdivisions	23,338	605	12	23,931	23,338
Collateralized mortgage obligations	22	--	--	22	22
Mortgage-backed securities	82,868	535	408	82,995	82,868
Total	$ 270,089	$ 4,929	$ 791	$ 274,227	$ 270,089

	December 31, 2000				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
	(Dollars in thousands)				
Available for Sale					
U.S. Treasury securities and obligations of U.S. government agencies	$ 186,832	$ 905	$ 742	$ 186,995	$ 186,995
70% non-taxable preferred stock	19,085	145	--	19,230	19,230
States and political subdivisions	20,240	216	2	20,454	20,454
Corporate debt securities	1,021	--	5	1,016	1,016
Equity securities	2	5	--	7	7
Collateralized mortgage obligations	17,979	292	54	18,217	18,217
Mortgage-backed securities	88,695	652	493	88,854	88,854
Total	$ 333,854	$ 2,215	$ 1,296	$ 334,773	$ 334,773
Held to Maturity					
U.S. Treasury securities and obligations of U.S. government agencies	$ 147,730	$ 460	$ 1,309	$ 146,881	$ 147,730
Corporate debt securities	23,858	67	760	23,165	23,858
States and political subdivisions	26,579	137	205	26,511	26,579
Collateralized mortgage obligations	328	--	2	326	328
Mortgage-backed securities	53,659	148	542	53,265	53,659
Other	25	--	--	25	25
Total	$ 252,179	$ 812	$ 2,818	$ 250,173	$ 252,179

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001			
	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Due in one year or less	$ 24,943	$ 25,541	$ 504	$ 505
Due after one year through five years	109,069	111,862	2,229	2,269
Due after five years through ten years	52,228	52,797	9,102	9,132
Due after ten years	959	1,009	40,889	41,335
Subtotal	187,199	191,209	52,724	53,241
Mortgage-backed securities and collateralized mortgage obligations	82,890	83,018	429,175	428,992
Total	$ 270,089	$ 274,227	$ 481,899	$ 482,233

There was one sale of a held to maturity security and no sales of available for sale securities during 2001. The sale of the held to maturity security occurred due to a de-valuation of the security to a junk bond status. There was one sale of an available for sale security during 2000. No material gains were recognized related to either sale.

The Company does not own securities of any one issuer (other than the U.S. government and its agencies) for which aggregate adjusted cost exceeds 10% of the consolidated shareholders' equity at December 31, 2001 and December 31, 2000.

Securities with amortized costs of $350.9 million and $219.9 million and a fair value of $353.9 million and $218.9 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

5. LOANS

The loan portfolio consists of various types of loans made principally to borrowers located in Southeast Texas and is classified by major type as follows (rounded):

	December 31,	
	2001	2000
	(Dollars in thousands)	
Commercial and industrial	$ 46,986	$ 46,529
Real estate:		
Construction and land development	20,963	20,128
1-4 family residential	175,253	175,525
Home equity	20,541	16,762
Commercial mortgages	78,446	75,896
Farmland	10,686	12,218
Multi-family residential	9,694	2,961
Agriculture	15,757	13,251
Other	953	2,563
Consumer	45,230	45,833
Total	424,509	411,666
Less unearned discount	109	463
Total	$ 424,400	$ 411,203

The contractual maturity ranges of the commercial and industrial and construction and land development portfolios and the amount of such loans with predetermined interest rates and floating rates in each maturity range are summarized in the following table:

	December 31, 2001			
	One Year or Less	After One Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial and industrial	$18,601	$23,059	$5,326	$46,986
Construction and land development	19,658	397	908	20,963
Total	$38,259	$23,456	$6,234	$67,949
Loans with a predetermined interest rate	$ 8,089	$12,749	$2,408	$23,246
Loans with a floating interest rate	30,170	10,707	3,826	44,703
Total	$38,259	$23,456	$6,234	$67,949

As of December 31, 2001 and 2000, loans outstanding to directors, officers and their affiliates were $7.1 million and $6.9 million, respectively. In the opinion of management, all transactions entered into between the Company and such related parties have been, and are, in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

An analysis of activity with respect to these related-party loans is as follows:

	Year Ended December 31, 2001	2000
	(Dollars in thousands)	
Beginning balance	$ 6,850	$ 7,512
New loans and reclassified related loans	4,448	4,686
Repayments	(4,154)	(5,348)
Ending balance	$ 7,144	$ 6,850

6. ALLOWANCE FOR CREDIT LOSSES

An analysis of activity in the allowance for credit losses is as follows:

	Year Ended December 31, 2001	2000	1999
	(Dollars in thousands)		
Balance at beginning of year	$ 5,523	$ 5,031	$ 3,682
Balance acquired with Compass and South Texas Bancshares Acquisitions, respectively	--	46	566
Addition -- provision charged to operations	700	275	420
Net (charge-offs) and recoveries:			
Loans charged off	(429)	(217)	(137)
Loan recoveries	191	388	500
Total net (charge-offs) recoveries	(238)	171	363
Balance at end of period	$ 5,985	$ 5,523	$ 5,031

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Year Ended December 31, 2001	2000
	(Dollars in thousands)	
Land	$ 3,161	$ 3,125
Buildings	12,645	13,153
Furniture, fixtures and equipment	6,754	7,695
Construction in progress	912	236
Total	23,472	24,209
Less accumulated depreciation	8,395	9,722
Premises and equipment, net	$15,077	$14,487

8. DEPOSITS

Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 2001 were as follows:

	December 31,2001
	(Dollars in thousands)
Three months or less	$101,319
Greater than three through six months	38,006
Greater than six through twelve months	37,140
Thereafter	17,229
Total	$193,694

Interest expense for certificates of deposit in excess of $100,000 was $8.7 million, $6.0 million and $3.7 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has no brokered deposits and there are no major concentrations of deposits.

9. OTHER BORROWINGS

Note Payable -- During December 1997, Bancshares entered into an agreement with a bank to borrow up to $8.0 million under a reducing, revolving line of credit (the "Line"). The purpose of the Line is to provide funding for potential acquisitions in the future. The maximum amount available under the Line is reduced by $1.1 million each year beginning December 1998 with all amounts due and payable on December 31, 2004. The Line bears interest, payable quarterly, at the Federal Funds Rate plus 2.75%. The Line is collateralized by 100% of the issued and outstanding common shares of Holdings and the Bank. At December 31, 2001 and 2000, Bancshares had no outstanding borrowings under the Line.

Other Borrowings – At December 31, 2001, the Company had $18.1 million in FHLB borrowings of which $13.3 million consisted of FHLB notes payable and $4.8 million consisted of FHLB advances. The highest outstanding balance of FHLB advances during 2001 was $30.2 million. At December 31, 2000, the Company had $13.9 million in FHLB notes payable and had no FHLB advances. The advances under the FHLB line of credit are secured by a blanket pledge of the Bank's 1-4 family residential mortgages.

10. INTEREST RATE RISK

The Company is principally engaged in providing real estate, consumer and commercial loans, with interest rates that are both fixed and variable. These loans are primarily funded through short-term demand deposits and longer-term certificates of deposit with variable and fixed rates. The fixed real estate loans are more sensitive to interest rate risk because of their fixed rates and longer maturities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company is a party to various financial instruments with off-balance-sheet risk to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

The following is a summary of the various financial instruments entered into by the Company:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 46,789	$ 50,714
Standby letters of credit	1,481	751

At December 31, 2001, $10.8 million of commitments to extend credit have fixed rates ranging from 3.75% to 14.00%. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company evaluates customer creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

12. INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Current	$ 5,894	$ 4,501	$ 4,857
Deferred	(522)	31	(110)
Total	$ 5,372	$ 4,532	$ 4,747

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate on income as follows:

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Taxes calculated at statutory rate	$ 6,415	$ 5,179	$ 4,821
Increase (decrease) resulting from:			
Tax-exempt interest	(702)	(550)	(359)
Qualified Zone Academy Bond credit	(373)	(379)	--
Dividends received deduction	(329)	(156)	--
Amortization of goodwill	262	200	138
Other, net	99	238	147
Total	$ 5,372	$ 4,532	$ 4,747

Deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 994	$ 461
Nonaccrual loan interest	104	--
Accrued liability	105	--
Other	31	116
Total deferred tax assets	1,234	577
Deferred tax liabilities:		
Allowance for credit losses	$ --	$ (1)
Accretion on investments	(545)	(360)
Bank premises and equipment	(1,046)	(1,198)
Unrealized gain on available for sale securities	(117)	(312)
FHLB dividends	(125)	--
Transfer from Heritage Bank	(32)	--
Other	(--)	(276)
Total deferred tax liabilities	(1,865)	(2,147)
Net deferred tax liabilities	$ (631)	$ (1,570)

13. STOCK INCENTIVE PROGRAM

During 1995, the Company's Board of Directors approved a stock option plan (the "1995 Plan") for executive officers and key associates to purchase common stock of Bancshares. On May 31, 1995, the Company granted 260,000 options (after stock split) which vest over a ten-year period beginning on the date of grant. The options were granted at an average exercise price of $4.40 (after stock split). Compensation expense was not recognized for the stock options granted under the 1995 Plan because the options had an exercise price approximating the fair value of Bancshares' common stock at the date of grant. The maximum number of shares reserved for issuance pursuant to options granted under the 1995 Plan is 340,000 (after stock split).

During 1998, the Company's Board of Directors and shareholders approved a second stock option plan (the "1998 Plan") which authorizes the issuance of up to 460,000 shares of the common stock of Bancshares under both "non-qualified" and "incentive" stock options to employees and "non-qualified" stock options to directors who are not employees. The 1998 Plan also provides for the granting of restricted stock awards, stock appreciation rights, phantom stock awards and performance awards on substantially similar terms. Compensation expense was not recognized for the stock options granted under the 1998 Plan because the options had an exercise price approximating the fair value of Bancshares' common stock at the date of grant. Options to purchase 92,000 shares of Bancshares' common stock have been granted under the 1998 Plan.

On February 23, 2001, the Company consummated its merger with Commercial. The options to purchase shares of Commercial common stock which were outstanding at the effective time of the merger were converted into options to purchase 13,330 shares of Bancshares' common stock at exercise prices ranging from $1.45 to $10.32 per share. The converted options are governed by the original plans under which they were issued.

	Year Ended December 31,					
	2001		2000		1999	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding, beginning of period	243,390	$ 5.06	325,000	$ 4.80	335,500	$ 4.56
Options granted	92,000	20.01	4,340	10.32	12,000	12.75
Options forfeited	(5,000)	20.01	(9,750)	3.77	--	--
Options exercised	(65,300)	4.68	(76,200)	4.40	(22,500)	4.40
Options outstanding, end of period	265,090	$ 8.94	243,390	$ 5.06	325,000	$ 4.80

At December 31, 2001, there were 261,100 options exercisable under all plans. During 2001, 65,300 options were exercised.

On April 18, 2001, the Company granted 92,000 options under the 1998 Plan. The options were granted at an exercise price of $20.01. Compensation expense was not recorded for the stock options because the exercise price approximated the fair value of common stock at the date of grant.

On May 4, 1999, the Company granted 12,000 options under the 1995 Plan. The options were granted at an exercise price of $12.75. Compensation expense was not recorded for the stock options because the exercise price approximated the fair value of common stock at the date of grant.

On February 10, 1998, the Company granted 60,000 options under the 1995 Plan. The options were granted at an exercise price of $6.25 (after stock split). Compensation expense was not recorded for the stock options because the exercise price approximated the fair value of common stock at the date of grant.

The weighted-average fair value of the stock options on the grant dates was $0.39, $0.81, $2.85 and $4.83 in 1995, 1998, 1999 and 2001 respectively. The weighted-average remaining contractual life of options outstanding as of December 31, 2001 was 3.42, 6.17, 7.42 and 9.33 years for the options granted in 1995, 1998, 1999 and 2001, respectively. The fair value of each stock options was estimated using an option-pricing model with the following assumptions: (1) for the options granted in 1995, risk-free interest rate of 6.49%; dividend yield of 4.54%; and an expected life of 6.5 years; (2) for the options granted in 1998, risk-free interest rate of 5.87%; dividend yield of 3.20%; and an expected life of 6.5 years; (3) for the options granted in 1999, risk-free interest rate of 5.765%; dividend yield of 1.57%; and an expected life of 4.5 years; and (4) for the options granted in 2001, risk-free interest rate of 5.383%; dividend yield of 1.95%; and an expected life of 4.5 years.

If compensation expense had been recorded based on the fair value at the grant date for awards consistent with SFAS No. 123, the Company's net income would have been $12.9 million, $10.7 million, and $9.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Diluted earnings per share would have been $1.57, $1.30 and $1.15 for the years ended December 31, 2001, 2000 and 1999, respectively.

14. PROFIT SHARING PLAN

The Company has adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code whereby participants may contribute up to 15% of their compensation. Matching contributions are made at the discretion of the Company. Such matching contributions were approximately $351,000, $327,000 and $292,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

15. COMMITMENTS AND CONTINGENCIES

Leases -- A summary of noncancelable future operating lease commitments as of December 31, 2001 follows (dollars in thousands):

2002	$ 765
2003	556
2004	556
2005	194
2006	194
Total	$ 2,265

It is expected that in the normal course of business, expiring leases will be renewed or replaced by leases on other property or equipment.

Rent expense under all noncancelable operating lease obligations aggregated approximately $957,000 for the year ended December 31, 2001, $834,000 for the year ended December 31, 2000 and $620,000 for the year ended December 31, 1999.

Litigation – The Company has been named as a defendant in various legal actions arising in the normal course of business. In the opinion of management, after reviewing such claims with outside counsel, resolution of such matters will not have a materially adverse impact on the consolidated financial statements.

16. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on the Company's and the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities and certain off- balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification under the regulatory framework for prompt corrective action are also subject to qualitative judgements by the regulators about the components, risk weightings and other factors.

To meet the capital adequacy requirements, the Company and the Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

At December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification which management believes have changed the Bank's category.

The following is a summary of the Company's and the Bank's capital ratios at December 31, 2001 and 2000 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
CONSOLIDATED:						
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$98,852	19.52%	$40,509	8.0%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$92,867	18.34%	$20,254	4.0%	N/A	N/A
Tier I Capital (to Average Assets)	$92,867	7.57%	$36,781	3.0%	N/A	N/A
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$73,249	14.93%	$39,252	8.0%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$67,725	13.80%	$ 19,626	4.0%	N/A	N/A
Tier I Capital (to Average Assets)	$67,725	6.17%	$32,945	3.0%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
BANK ONLY:						
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$85,584	16.90%	$40,502	8.0%	$50,628	10.0%
Tier I Capital (to Risk Weighted Assets)	$79,599	15.72%	$ 20,251	4.0%	$30,377	6.0%
Tier I Capital (to Average Assets)	$79,599	6.50%	$36,751	3.0%	$61,251	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$72,206	14.73%	$39,207	8.0%	$49,009	10.0%
Tier I Capital (to Risk Weighted Assets)	$66,682	13.61%	$ 19,604	4.0%	$29,405	6.0%
Tier I Capital (to Average Assets)	$66,682	6.10%	$ 32,809	3.0%	$54,682	5.0%

Dividends paid by Bancshares and the Bank are subject to restrictions by certain regulatory agencies. There was an aggregate of $25.4 million and $32.7 million available for payment of dividends by Bancshares and by the Bank to Bancshares, respectively, at December 31, 2001 under these restrictions. Dividends paid by Bancshares during the years ended December 31, 2001 and 2000 were $3.2 million and $2.8 million, respectively. There were $2.3 million of dividends paid by the Bank to Bancshares during the year ended 2001 and $900,000 paid by the Bank to Bancshares during the year ended 2000.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures of the estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents -- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities -- For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables -- For certain homogeneous categories of loans (such as some residential mortgages and other consumer loans), fair value is estimated by discounting the future cash flows using the risk-free Treasury rate for the applicable maturity, adjusted for servicing and credit risk. The carrying value of variable rate loans approximates fair value because the loans reprice frequently to current market rates.

Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trusts – The fair value of the Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trusts was calculated using the quoted market price at December 31, 2001 and 2000.

Deposit Liabilities -- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Debt and Other Borrowings -- Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt using a discounted cash flows methodology.

Off-Balance Sheet Financial Instruments -- The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties.

The estimated fair values of the Company's interest-earning financial instruments are as follows (dollars in thousands):

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 41,005	$ 41,005	$ 35,709	$ 35,709
Federal funds sold and other temporary investments	715	715	62,369	62,369
Held to maturity securities	270,089	274,227	252,179	250,172
Available for sale securities	482,233	482,233	334,773	334,773
Loans	424,400	434,441	411,203	422,536
Less allowance for credit losses	(5,985)	(5,985)	(5,523)	(5,523)
Total	$ 1,212,457	$ 1,226,636	$ 1,090,710	$ 1,100,036
Financial liabilities:				
Deposits	$ 1,123,397	$ 1,128,732	$ 1,033,546	$ 1,035,241
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trusts	27,000	28,741	12,000	11,119
Federal Home Loan Bank Advances	4,775	4,775	--	--
Federal funds purchased and other borrowings	13,305	17,743	13,931	13,931
Total	$ 1,168,477	$ 1,179,991	$ 1,059,477	$ 1,060,291

The differences in fair value and carrying value of commitments to extend credit and standby letters of credit were not material at December 31, 2001 and 2000.

The fair value estimates presented herein are based on pertinent information available to management as of the dates indicated. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

18. TRUST PREFERRED SECURITIES

In July 2001, the Company formed Prosperity Statutory Trust II ("Trust II") and on July 31, 2001, Trust II issued 15,000 Floating Rate Capital Securities (the "Capital Securities") with an aggregate liquidation value of $15,000,000 to a third party. Concurrent with the issuance of the Capital Securities, Trust II issued trust common securities to the Company in the aggregate liquidation value of $464,000. The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Floating Rate Debentures"). The Floating Rate Debentures will mature on July 31, 2031, which date may be shortened to a date not earlier than July 31, 2006, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). These Floating Rate Debentures, which are the only assets of Trust II, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the Indenture dated July 31, 2001) of the Company. The Floating Rate Debentures will accrue interest at a floating rate equal to 3-month LIBOR plus 3.58%, not to exceed 12.50%, payable quarterly. The annual interest rate on the Debentures for the period from October 31, 2001 through December 31, 2001 was equal to 5.85%. The quarterly distributions on the Capital Securities will be paid at the same rate that interest is paid on the Floating Rate Debentures.

The Company has fully and unconditionally guaranteed the Trust II's obligations under the Capital Securities. Trust II must redeem the Capital Securities when the Floating Rate Debentures are paid at maturity or upon any earlier prepayment of the Floating Rate Debentures. The Floating Rate Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Capital Securities or a change in existing laws that requires Trust II to register as an investment company.

For financial reporting purposes, Trust II is treated as a subsidiary of the Company and consolidated in the corporate financial statements. The Capital Securities are treated as Tier 1 capital by the Federal Reserve. The treatment of the Capital Securities as Tier 1 capital, in addition to the ability to deduct the expense of the Floating Rate Debentures for federal income tax purposes, provided the Company with a cost-effective method of raising capital. The Company received net proceeds of $14.5 million, which will be used for the general corporate purposes of the Company and the Bank, including supporting continued expansion activities in the Houston metropolitan area and surrounding counties through the establishment and/or acquisition of additional Banking Centers and possible acquisitions.

In November 1999, the Company formed Prosperity Capital Trust I, a business trust formed under the laws of the State of Delaware ("Trust I"). Trust I issued $12.0 million of 9.60% Trust Preferred Securities and invested the proceeds thereof in the 9.60% Junior Subordinated Deferrable Interest Debentures (the "Fixed Rate Debentures") issued by the Company. The Fixed Rate Debentures will mature on November 17, 2029, which date may be shortened to a date not earlier than November 17, 2004, if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals). The Trust Preferred Securities will be subject to mandatory redemption if the Fixed Rate Debentures are repaid by the Company. The Fixed Rate Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

PROSPERITY BANCSHARES, INC.
(Parent Company Only)
BALANCE SHEETS

	December 31,	
	2001	2000
	(Dollars in thousands)	
ASSETS		
Cash	$ 13,331	$ 433
Investment in subsidiaries	98,485	86,879
Investment in Prosperity Capital Trust I	380	380
Investment in Prosperity Statutory Trust II	464	--
Goodwill, net	3,983	4,448
Other assets	83	791
TOTAL	$116,726	$ 92,931
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accrued interest payable and other liabilities	$ 157	$ 218
Junior subordinated debentures	27,844	12,380
Total liabilities	28,001	12,598
SHAREHOLDERS' EQUITY:		
Common stock	8,109	8,075
Capital surplus	24,955	26,006
Retained earnings	55,462	45,665
Unrealized losses on available for sale securities, net of tax	217	605
Less treasury stock, at cost (3,576 shares at December 31, 2001 and 2000, respectively)	(18)	(18)
Total shareholders' equity	88,725	80,333
TOTAL	$116,726	$ 92,931

PROSPERITY BANCSHARES, INC.
(Parent Company Only)
STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
OPERATING INCOME:			
Dividends from subsidiaries	$ 2,272	$ --	$ --
Other income	--	2	--
Total income	2,272	2	--
OPERATING EXPENSE:			
Amortization of goodwill	466	466	466
Minority expense trust preferred securities	1,580	1,151	142
Other expenses	158	81	103
Total operating expense	2,204	1,698	711
INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	68	(1,696)	(711)
FEDERAL INCOME TAX BENEFIT	716	535	189
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	784	(1,161)	(522)
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	12,174	11,862	9,953
NET INCOME	$ 12,958	$ 10,701	$ 9,431

PROSPERITY BANCSHARES, INC.
(Parent Company Only)
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 12,958	$ 10,701	$ 9,431
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(12,175)	(10,962)	(9,173)
Amortization of goodwill	466	466	466
Decrease (increase) in other assets	708	(190)	(193)
(Decrease) increase in accrued interest payable	(61)	(142)	150
Cash paid in lieu of fractional shares	--	(15)	--
Increase (decrease) in other liabilities	--	15	(6)
Total adjustments	(11,062)	(10,828)	(8,756)
Net cash flows provided by (used in) operating activities	1,896	(127)	675
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiary		--	(381)
Net cash flows used in investing activities	--	--	(381)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	306	335	99
Initial public offering costs	--	--	(113)
Trust preferred securities issuance cost	(476)	(90)	(560)
Payments of cash dividends	(3,161)	(2,755)	(1,801)
Transfer to Bank	--	--	(18,000)
Cash paid to dissenting shareholders	(667)	--	--
Proceeds from issuance of junior subordinated debentures	15,000	--	12,380
Net cash flows provided by (used in) financing activities	11,002	(2,510)	(7,995)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,898	(2,637)	(7,701)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	433	3,070	10,771
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 13,331	$ 433	$ 3,070

20. SUBSEQUENT EVENT (Unaudited)

On February 22, 2002, the Company entered into a definitive agreement with American Bancorp of Oklahoma, Inc. to acquire one of its subsidiary banks, Texas Guaranty Bank, N.A., headquartered in Houston, Texas for $11.8 million in cash. Following the acquisition, Texas Guaranty Bank will be merged into Prosperity Bank. The Company will not complete the acquisition unless customary closing conditions are satisfied or waived, including receipt of the necessary regulatory approvals and consents from applicable regulatory agencies including the Federal Reserve Board, the Texas Banking Department and the Federal Deposit Insurance Corporation. Texas Guaranty Bank operates three banking offices in the western portion of the greater Houston metropolitan area. As of December 31, 2001, Texas Guaranty Bank had total assets of $82.2 million, total loans of $59.7 million, total deposits of $62.9 million and shareholders' equity of $9.4 million.

INVESTOR INFORMATION

Corporate Offices

Prosperity Bancshares, Inc.℠
4295 San Felipe
Houston, TX 77027
Telephone (713) 693-9300

Transfer Agent & Registrar Dividend Reinvestment Plan Administrator

Computershare Investor Services
12039 W. Alameda Parkway, Suite Z-2
Lakewood, CO 80228
Telephone (303) 986-5400

Independent Auditors

Deloitte & Touche, L.L.P.
333 Clay Street, Suite 2300
Houston, TX 77002-4196

Counsel

Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, TX 77002-2781

Common Stock Listing

Shares of Prosperity Bancshares, Inc.℠ common stock are listed on the NASDAQ Stock Market under the symbol PRSP.

Trust Preferred Securities Listing

Shares of Prosperity Capital Trust I trust preferred securities are listed on the NASDAQ Stock Market under the symbol PRSPP.

Annual Report on Form 10-K

Copies of the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be mailed to shareholders and other interested persons upon written request to:

James D. Rollins III
Senior Vice President
Prosperity Banchares, Inc.℠
4295 San Felipe
Houston, TX 77027

Investor Inquiries

Analysts, investors and others desiring additional financial data about Prosperity Banchares, Inc.℠ may contact:

James D. Rollins III
Senior Vice President
Telephone (713) 693-9300
Fax (713) 693-9309



PRSP
PRSP
PROSPERITY BANK
NASDAQ

LOCATIONS

Angleton
116 South Velasco
Angleton, Texas
(979) 849-6404

Bay City
1600 Seventh Street
Bay City, Texas
(979) 245-4200

Beeville
100 South Washington
Beeville, Texas
(361) 358-3612

Bellaire
6800 West Loop South, Suite 100
Bellaire, Texas
(713) 693-9200

Clear Lake
100 West Medical Center Blvd.
Webster, Texas
(281) 332-3595

Cleveland
104 West Crockett Street
Cleveland, Texas
(281) 592-2661

Cuero
106 North Esplande
Cuero, Texas
(361) 275-2374

Cypress
26130 Hempstead Highway
Cypress, Texas
(281) 373-0062

Downtown Houston
777 Walker, Suite L140
Houston, Texas
(713) 693-9250

East Bernard
700 Church Street
East Bernard, Texas
(979) 335-7573

Edna
102 North Wells
Edna, Texas
(361) 782-3533

El Campo
1301 North Mechanic Street
El Campo, Texas
(979) 543-2200

Fairfield
15050 Fairfield Village Square Dr.
Cypress, Texas
(281) 373-0080

Goliad
145 North Jefferson
Goliad, Texas
(361) 645-3246

Hitchcock
8300 Highway 6
Hitchcock, Texas
(409) 986-5547

Liberty
520 Main Street
Liberty, Texas
(936) 336-5731

Magnolia
18935 FM 1488
Magnolia, Texas
(281) 356-8211

Mathis
103 North Highway 359
Mathis, Texas
(361) 547-3336

Medical Center
7505 South Main Street, Suite 100
Houston, Texas
(713) 693-9275

Needville
8914 North Main Street
Needville, Texas
(979) 793-4112

Palacios
600 Henderson
Palacios, Texas
(361) 972-5481

Post Oak
3040 Post Oak Blvd., Suite 150
Houston, Texas
(713) 993-0002

River Oaks
4295 San Felipe
Houston, Texas
(713) 693-9300

Sweeny
206 North McKinney
Sweeny, Texas
(979) 548-2717

Tanglewood
5707 Woodway
Houston, Texas
(713) 693-9275

Victoria
2702 North Navarro
Victoria, Texas
(361) 576-9223

Waugh Drive
55 Waugh Drive, Suite 100
Houston, Texas
(713) 693-9100

West Columbia
510 East Brazos
West Columbia, Texas
(979) 345-3141

Wharton
143 West Burleson Street
Wharton, Texas
(979) 282-2000

